This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-168509

SUBJECT TO COMPLETION, DATED MARCH 18, 2013

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 3, 2010

$2,300,000,000

$             % Senior Notes due 2016

$             % Senior Notes due 2021

$             % Senior Notes due 2023

We are offering $2.3 billion in aggregate principal amount of our Senior Notes, consisting of $             of our     % Senior Notes due 2016 (the “2016 notes”), $             of our     % Senior Notes due 2021 (the “2021 notes”) and $             of our     % Senior Notes due 2023 (the “2023 notes”, and, together with the 2016 notes and the 2021 notes, the “notes”). We will pay interest on the 2016 notes and the 2023 notes semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 2013, to holders of record at the close of business on the preceding March 1 and September 1, respectively. We will pay interest on the 2021 notes semiannually in arrears on June 15 and December 15 of each year, commencing December 15, 2013, to holders of record at the close of business on the preceding June 1 and December 1, respectively. The 2016 notes will mature on March 15, 2016, the 2021 notes will mature on June 15, 2021 and the 2023 notes will mature on March 15, 2023.

The notes will be guaranteed on a senior unsecured basis by each of our existing wholly owned subsidiaries (other than the Chesapeake Oilfield Services Companies (as defined herein), CHK Cleveland Tonkawa, L.L.C. (“CHK C-T”), CHK Utica, L.L.C. (“CHK Utica”), our other unrestricted subsidiaries (as defined herein) and certain de minimis subsidiaries) and certain of our future subsidiaries, subject to our right, more fully described herein, to obtain the release of such guarantees under certain circumstances. The notes will be senior unsecured obligations of Chesapeake Energy Corporation (“Chesapeake”) and will rank equally in right of payment with all of Chesapeake’s existing and future senior debt and senior to any subordinated debt that it may incur. The notes will be effectively subordinated to the existing and future secured debt and other secured obligations of Chesapeake and the subsidiary guarantors, including debt under our corporate revolving bank credit facility and our obligations under our multi-counterparty secured commodity hedging facility, to the extent of the value of the assets securing obligations under such facilities. The notes will also be structurally subordinated to the rights of creditors and preferred security holders of our subsidiaries that do not guarantee the notes.

The notes will be treated as three separate series of debt securities under the same indenture. We may redeem some or all of the 2016 notes at any time prior to March 15, 2014 at a price equal to 100% of the principal amount of the 2016 notes to be redeemed plus a “make-whole” premium. In addition, we may redeem some or all of the 2016 notes at any time on or after March 15, 2014 at the redemption prices set forth in this prospectus supplement. We may redeem some or all of the 2021 notes at any time prior to June 15, 2016 at a price equal to 100% of the principal amount of the 2021 notes to be redeemed plus a “make-whole” premium. In addition, we may redeem some or all of the 2021 notes at any time on or after June 15, 2016 at the redemption prices set forth in this prospectus supplement. We may redeem some or all of the 2023 notes at any time at a price equal to 100% of the principal amount of the 2023 notes to be redeemed plus a “make-whole” premium. See “Description of Notes—Optional Redemption.” If we or certain of our subsidiaries enter into certain sale-leaseback transactions and do not reinvest the proceeds or repay certain senior debt, we must offer to repurchase the notes.

Investing in the notes involves risks. For a discussion of certain of these risks, please read the discussion of material risks described in “Risk Factors” beginning on page S-15.

	Price to Public(1)	Underwriting Discount	Proceeds to Chesapeake(1)
Per 2016 note	%	%	%
Total	$	$	$
Per 2021 note	%	%	%
Total	$	$	$
Per 2023 note	%	%	%
Total	$	$	$

(1)	Before expenses and plus any accrued interest from March , 2013.

The underwriters expect to deliver the notes to investors on or about             , 2013 in book-entry form through the facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Morgan Stanley	Credit Suisse

Citigroup	Goldman, Sachs & Co.	Wells Fargo Securities

The date of this prospectus supplement is March     , 2013.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different or additional information. Further, you should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and certain terms of the notes and the guarantees. The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-i

NOTICE TO INVESTORS

This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

In making an investment decision, prospective investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus supplement and the accompanying prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment, or similar laws or regulations.

This prospectus supplement and the accompanying prospectus contain summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

S-ii

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus but may not contain all information that may be important to you and is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety, including the information set forth under the heading “Risk Factors” in this prospectus supplement, before making an investment decision. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

CHESAPEAKE

We are the second-largest producer of natural gas, a top 11 producer of oil and natural gas liquids (collectively, “liquids”) and the most active driller of wells in the U.S. As of December 31, 2012, we owned interests in approximately 45,400 producing natural gas and oil wells that are currently producing approximately 3.9 billion cubic feet equivalent, or bcfe, per day, net to our interest. We have built a large resource base of onshore U.S. unconventional natural gas and liquids assets. Our core natural gas resource plays are the Haynesville/Bossier Shales in northwestern Louisiana and East Texas; the Marcellus Shale in the northern Appalachian Basin of West Virginia and Pennsylvania; and the Barnett Shale in the Fort Worth Basin of north-central Texas. In addition, we have built leading positions in the liquids-rich resource plays of the Eagle Ford Shale in South Texas; the Utica Shale in Ohio and Pennsylvania; the Granite Wash, Cleveland, Tonkawa and Mississippi Lime plays in the Anadarko Basin in northwestern Oklahoma, the Texas Panhandle and southern Kansas; and the Niobrara Shale in the Powder River Basin in Wyoming. We have also vertically integrated many of our operations and own substantial marketing, compression and oilfield services businesses.

As of December 31, 2012, our estimated proved reserves were 15.690 trillion cubic feet equivalent, or tcfe. During the year ended December 31, 2012, we produced 1.422 tcfe, acquired 42 bcfe and divested 1.347 tcfe of estimated proved reserves, including the disposition of 1.013 tcfe of estimated proved reserves associated with the sale of our Permian Basin assets in September and October 2012.

In early 2012, natural gas prices declined to the lowest level in ten years and remained at lower levels throughout 2012. These historically low natural gas prices resulted in the loss of significant proved undeveloped natural gas reserves, primarily in the Barnett Shale and the Haynesville Shale plays, and, as a result of lower reserves, we were required to impair the carrying value of our natural gas and oil properties in the third quarter of 2012.

Our daily production for 2012 averaged 3.886 bcfe, an increase of 614 million cubic feet equivalent, or mmcfe, or 19%, over the 3.272 bcfe of daily production for 2011, and consisted of 3.084 billion cubic feet, or bcf, of natural gas (80% on a natural gas equivalent basis), approximately 85,420 barrels, or bbls, of oil (13% on a natural gas equivalent basis) and approximately 48,130 bbls of natural gas liquids (“NGL”) (7% on a natural gas equivalent basis). In 2012, our natural gas production increased by 333 million cubic feet, or mmcf, per day, or 12%; our oil production increased by approximately 38,950 bbls per day, or 84%; and our NGL production increased by approximately 7,820 bbls per day, or 19%.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

RECENT DEVELOPMENTS

Corporate Governance and Executive Compensation

In January 2013, we announced a number of initiatives established by our Board of Directors (the “Board”) to, among other things, enhance our corporate governance structure, enhance Board oversight and adopt an executive compensation philosophy that better aligns executive pay to Company performance. These initiatives are described more fully in Chesapeake’s Current Report on Form 8-K filed on January 7, 2013.

One of the governance initiatives announced in January concerned our commitment to seek relief from an Oklahoma statute that required certain public companies incorporated in Oklahoma, including us, to maintain a board with classes of directors. The Oklahoma legislature recently amended the Oklahoma General Corporation Act, effective March 5, 2013, to remove the applicable requirement that we have a classified board. Accordingly, at the 2013 Annual Meeting of Shareholders, we anticipate that our entire Board will stand for re-election.

Composition of the Board of Directors; CEO Departure

On June 21, 2012, following the 2012 Annual Meeting of Shareholders, the Board appointed three independent directors proposed by Southeastern Asset Management (“SAM”) and one independent director proposed by Carl C. Icahn and his affiliated entities (“Icahn”) to fill vacancies created by the resignation of four independent directors pursuant to previously announced agreements with such shareholders. SAM and Icahn were, at the time of such appointments, and remain our two largest shareholders. SAM owns approximately 14% of our outstanding common stock based on the Schedule 13D/A dated June 8, 2012 and filed with the Securities and Exchange Commission (“SEC”) by SAM, and Icahn owns approximately 9% of our outstanding common stock based on the Schedule 13D/A dated November 19, 2012 and filed with the SEC by Icahn. The directors that were proposed by SAM are Bob G. Alexander, R. Brad Martin and Frederic M. Poses and the director that was proposed by Icahn is Vincent J. Intrieri.

Additionally, on June 21, 2012, the Board appointed Archie W. Dunham to fill a vacancy created by the retirement of an independent director and to serve as Non-Executive Chairman of the Board, replacing Aubrey K. McClendon, who previously served as Chairman of the Board.

On January 29, 2013, Mr. McClendon agreed with the Board to retire from Chesapeake. Mr. McClendon will continue to serve as Chief Executive Officer, President and a director until the earlier of April 1, 2013 or the time at which his successor is appointed. See “Risk Factors—Risks Related to Our Business—We are currently involved in a search for a new CEO and if this search is delayed or if we were to lose the services of other key personnel, our business could be negatively impacted.” Mr. McClendon’s departure from Chesapeake will be treated as a termination without cause under his employment agreement.

On March 7, 2013, the Board accepted the resignation of V. Burns Hargis from the Board and appointed Louis A. Raspino to fill such vacancy and to serve as Chairman of the Board’s Audit Committee.

For a description of the current composition of the Board and the committees thereof and the biographies of the directors, please see “Board of Directors.”

6.775% Senior Notes due 2019 Litigation

On March 8, 2013, we filed a lawsuit in the United States District Court for the Southern District of New York (the “Court”) against The Bank of New York Mellon Trust Company, N.A. (“BNY Mellon”), as trustee under the Ninth Supplemental Indenture dated February 16, 2012 (the “2019 Notes Supplemental Indenture”) to

enforce our right under the 2019 Notes Supplemental Indenture to redeem our outstanding 6.775% Senior Notes due 2019 (the “2019 Notes”) at par value so long as we have issued a notice of redemption on or prior to March 15, 2013 (the “2019 Notes Litigation”). In the 2019 Notes Litigation, we are seeking a declaratory judgment that the Notice of Special Redemption at Par that we issued on March 15, 2013 (the “March 15 Special Redemption Notice”) will be timely and effective to redeem the 2019 Notes at par value. We also requested a preliminary order from the Court that, if the Court does not ultimately determine that the March 15 Special Redemption Notice is timely for a redemption of the 2019 Notes at par value, the March 15 Special Redemption Notice cannot be construed to be a notice to redeem the 2019 Notes under the “make-whole” provision of the 2019 Notes Supplemental Indenture.

On March 12, 2013, the Court heard oral arguments on our request for the preliminary order from counsel for Chesapeake, BNY Mellon and certain intervening noteholders. On March 14, 2013, the Court denied Chesapeake’s request for a preliminary order but, in so doing, the Court observed that it was “overwhelmingly likely” that our March 15 Special Redemption Notice would not be construed by the Court as a notice to redeem the 2019 Notes under the “make-whole” provision of the 2019 Notes Supplemental Indenture. Accordingly, on March 15, 2013, we issued the March 15 Special Redemption Notice pursuant to which we will redeem the 2019 Notes on May 13, 2013 at par value, plus accrued and unpaid interest to the redemption date, subject to the Court’s decision that such notice was timely. If the Court does not determine on or prior to May 13, 2013 that the March 15 Special Redemption Notice was timely, we expect the March 15 Special Redemption Notice will have no effect and the 2019 Notes will not be redeemed pursuant thereto.

The 2019 Notes Litigation is ongoing. In light of the early stage of the 2019 Notes Litigation, we are unable to predict the ultimate outcome of the litigation, including on any appeal, its impact on Chesapeake or any other actions Chesapeake may seek to take with respect to the 2019 Notes. See “Risk Factors—Risks Related to Our Business—There are significant costs associated with pending legal and governmental proceedings, and the ultimate outcome of these matters is uncertain.” and “Risk Factors—Risks Related to the Notes—There is pending litigation with respect to our ability to redeem the 2019 Notes at par value, the ultimate outcome of which could impact our use of proceeds from this offering.”

Concurrent Tender Offers

Concurrently with this offering, we are conducting tender offers to purchase for cash any and all of our 7.625% Senior Notes due 2013 (the “2013 Notes”) and 6.875% Senior Notes due 2018 (the “2018 Notes”). Each of the tender offers will expire at 11:59 p.m., New York City time, on April 12, 2013 or any other date and time to which we extend such tender offer, unless earlier terminated.

Each of the tender offers is conditioned upon a number of customary conditions, including the receipt by Chesapeake, at or prior to the earliest settlement date, of an aggregate amount of at least $1.0 billion in net proceeds from this offering or other debt financing transactions. We are permitted, among other things, to amend or terminate either of the tender offers in accordance with the terms of the Offer to Purchase dated March 18, 2013 and applicable law, and there is no assurance that either tender offer will be consummated in accordance with its terms, or at all. This offering is not conditioned upon the successful consummation of either tender offer.

The purpose of the tender offers is to reduce interest costs and to lengthen the maturity profile of our outstanding indebtedness. This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell the 2013 Notes or the 2018 Notes. The tender offers are being made only by and pursuant to, and on the terms and subject to the conditions set forth in, the Offer to Purchase dated March 18, 2013.

THE OFFERING

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Chesapeake Energy Corporation.

Notes Offered	$2.3 billion in aggregate principal amount of our Senior Notes, consisting of:

•	$ in aggregate principal amount of % Senior Notes due 2016 (the “2016 notes”);

•	$ in aggregate principal amount of % Senior Notes due 2021 (the “2021 notes”); and

•	$ in aggregate principal amount of % Senior Notes due 2023 (the “2023 notes”).

The notes will be treated as three separate series of debt securities under the same indenture.

Maturity Date	March 15, 2016 for the 2016 notes.

June 15, 2021 for the 2021 notes.

March 15, 2023 for the 2023 notes.

Interest	Interest on the 2016 notes will accrue at an annual rate of % and will be paid semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2013.

Interest on the 2021 notes will accrue at an annual rate of % and will be paid semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2013.

Interest on the 2023 notes will accrue at an annual rate of % and will be paid semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2013.

Guarantees	The notes will be unconditionally guaranteed, jointly and severally, by (i) each of our existing wholly owned subsidiaries, excluding the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica, our other unrestricted subsidiaries and certain de minimis subsidiaries, and (ii) each of our future subsidiaries that guarantees any other indebtedness of us or a subsidiary guarantor in excess of $25 million. The guarantee of any subsidiary guarantor will be released automatically if we dispose of the subsidiary guarantor or it ceases to guarantee certain other indebtedness of us or any other subsidiary guarantor. See “Description of Notes—Guarantees.”

The guarantee of each subsidiary guarantor will be a senior unsecured obligation of such subsidiary guarantor and will rank equally in right of payment to all of such subsidiary guarantor’s existing and future senior indebtedness. The guarantee of each subsidiary guarantor will rank senior in right of payment to all of such subsidiary guarantor’s future subordinated indebtedness. The guarantee of each subsidiary guarantor will be effectively subordinated to such subsidiary guarantor’s existing and future secured debt and other secured obligations to the extent of the value of the assets securing such debt and other obligations.

At December 31, 2012, the total assets and total liabilities of our non-guarantor subsidiaries were approximately $6.0 billion and $3.8 billion, respectively, and, for the year ended December 31, 2012, our non-guarantor subsidiaries generated $2.5 billion and $34 million of our revenues and net income, respectively.

Ranking	The notes will be senior unsecured obligations and will rank equally in right of payment to all of Chesapeake’s existing and future senior indebtedness. The notes will rank senior in right of payment to all of Chesapeake’s future subordinated indebtedness. The notes will be effectively subordinated to Chesapeake’s existing and future secured debt and other secured obligations, including under its corporate revolving bank credit facility and its multi-counterparty secured commodity hedging facility, to the extent of the value of the assets securing amounts outstanding under such facilities. The notes also will be structurally subordinated to the rights of creditors and preferred security holders of Chesapeake’s subsidiaries that do not guarantee the notes, including the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica and our other unrestricted subsidiaries. See “Description of Notes—Ranking.”

As of December 31, 2012, we had long-term indebtedness of approximately $12.601 billion (excluding discounts), short-term indebtedness consisting of approximately $464 million in aggregate principal amount of outstanding 2013 Notes that mature in July 2013 and unrestricted cash of $287 million, and our net indebtedness represented 41% of our total book capitalization, which we define as the sum of total equity and total current and long-term debt less unrestricted cash.

As of December 31, 2012, we had an aggregate of approximately $13.065 billion in principal amount of indebtedness outstanding, consisting of (1) approximately $9.997 billion of senior notes issued by Chesapeake (including approximately $464 million in aggregate principal amount of outstanding 2013 Notes that mature in July 2013) that will be pari passu with the notes offered hereby, (2) $2.0 billion outstanding under Chesapeake’s unsecured November 2012 term loan (as defined herein) that will be pari passu with the notes offered hereby and (3) $1.068 billion in borrowings outstanding under the oilfield services revolving bank credit facility and in outstanding COO 2019 Senior Notes (as defined herein), the borrowers, issuers and guarantors under which are not guarantors of Chesapeake’s existing senior notes or the notes offered hereby. As of December 31, 2012, we did not have any borrowings outstanding under our corporate revolving bank credit facility, and, as of March 15, 2013, we had outstanding borrowings of approximately $1.221 billion under our corporate revolving credit facility.

After giving effect to the purchase, repayment and/or redemption of the 2013 Notes (approximately $464 million in aggregate principal amount of which was outstanding as of December 31, 2012) and the investment of the remainder of the net proceeds of this offering in cash equivalents as described under “Use of Proceeds,” we would have had, on an as adjusted basis, as of December 31, 2012, unrestricted cash of $2.090 billion and an aggregate of approximately $14.901 billion in principal amount of indebtedness outstanding, consisting of (1) approximately $11.833 billion of senior notes issued by Chesapeake, which includes the principal amount of the notes offered hereby, (2) $2.0 billion outstanding under Chesapeake’s unsecured November 2012 term loan, (3) $0 of borrowings outstanding under Chesapeake’s corporate revolving bank credit facility and (4) $1.068 billion in borrowings outstanding under the oilfield services revolving bank credit facility and in outstanding COO 2019 Senior Notes, the borrowers, issuers and guarantors under which are not guarantors of Chesapeake’s existing senior notes or the notes offered hereby. In addition, each of CHK C-T and CHK Utica, which are not guarantors of Chesapeake’s existing senior notes or the notes offered hereby, is the issuer of a series of preferred stock having an aggregate outstanding liquidation preference of approximately $1.63 billion and $1.65 billion, respectively, as of December 31, 2012. See “Description of Certain Other Indebtedness and Preferred Securities.”

Optional Redemption	Beginning on March 15, 2014, we may redeem the 2016 notes, in whole or in part, at the redemption prices listed under “Description of Notes—Optional Redemption—2016 Notes,” plus accrued and unpaid interest to the redemption date. Prior to March 15, 2014, we may redeem the 2016 notes, in whole or in part, pursuant to a “make-whole” call, plus accrued and unpaid interest to the redemption date. See “Description of Notes—Optional Redemption—2016 Notes.”

Beginning on June 15, 2016, we may redeem the 2021 notes, in whole or in part, at the redemption prices listed under “Description of Notes—Optional Redemption—2021 Notes,” plus accrued and unpaid interest to the redemption date. Prior to June 15, 2016, we may redeem the 2021 notes, in whole or in part, pursuant to a “make-whole” call, plus accrued and unpaid interest to the redemption date. See “Description of Notes—Optional Redemption—2021 Notes.”

At any time, we may redeem the 2023 notes, in whole or in part, pursuant to a “make-whole” call, plus accrued and unpaid interest to the redemption date. See “Description of Notes—Optional Redemption—2023 Notes.”

Restrictive Covenants	The indenture governing the notes contains covenants that limit our ability and certain of our subsidiaries’ ability to:

•	create liens securing certain indebtedness;

•	enter into certain sale-leaseback transactions; and

•	consolidate, merge or transfer assets.

The covenants are subject to a number of exceptions and qualifications. See “Description of Chesapeake Debt Securities—Certain Covenants” in the accompanying prospectus.

Use of Proceeds	We expect the net proceeds from this offering to be approximately $2.274 billion, after deducting underwriting discounts and commissions and the estimated expenses of this offering. We intend to use a portion of the net proceeds from this offering to purchase the portion of the 2013 Notes and the 2018 Notes that are tendered in the concurrent tender offers. See “—Recent Developments—Concurrent Tender Offers.” We plan to use a substantial portion of the remaining net proceeds from this offering to redeem the 2019 Notes at par value pursuant to the March 15 Special Redemption Notice, subject to receipt of a favorable ruling from the Court in the 2019 Notes Litigation. To the extent that any portion of the net proceeds of this offering is not used as described above, we plan to use such net proceeds to purchase, repay and/or redeem any 2013 Notes not tendered in the concurrent tender offer and to purchase, repay and/or redeem over time other outstanding indebtedness, including indebtedness outstanding under our corporate revolving bank credit facility. Pending the use of any net proceeds from this offering, we plan to invest such proceeds in short-term marketable investments. Depending on the developments in the 2019 Notes Litigation, we may have a significant amount of net proceeds available for application in our discretion and the timing and amount of any indebtedness repurchases, repayments or redemptions may occur over a period of time and may vary depending on the circumstances at the time. See “—Recent Developments— 6.775% Senior Notes due 2019 Litigation” and “Use of Proceeds.” See also “Risk Factors—Risks Related to Our Business—There are significant costs associated with pending legal and governmental proceedings, and the ultimate outcome of these matters is uncertain” and “Risk Factors—Risks Related to the Notes—There is pending litigation with respect to our ability to redeem the 2019 Notes at par value, the ultimate outcome of which could impact our use of proceeds from this offering.”

Book-Entry and Form	Initially, the notes of each series will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company.

Delivery	We expect that delivery of the notes will be made against payment therefor on or about , 2013, which is the business day following the date of pricing of the notes (such settlement being referred to as “T+ ”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially are expected to settle in T+ , to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

RISK FACTORS

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein as set out in the section entitled “Where You Can Find More Information.” In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2012, 2011 and 2010. This data (other than balance sheet data for 2010, which was derived from previously filed audited financial statements) was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein. The historical financial information may not be indicative of our future performance. The financial data below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in such Annual Report on Form 10-K.

	Years Ended December 31,
	2012	2011	2010
	($ in millions, except per share data)
Statement of Operations Data:
Revenues:
Natural gas, oil and NGL	$6,278	$6,024	$5,647
Marketing, gathering and compression	5,431	5,090	3,479
Oilfield services	607	521	240

Total Revenues	12,316	11,635	9,366

Operating Expenses:
Natural gas, oil and NGL production	1,304	1,073	893
Production taxes	188	192	157
Marketing, gathering and compression	5,312	4,967	3,352
Oilfield services	465	402	208
General and administrative	535	548	453
Natural gas, oil and NGL depreciation, depletion and amortization	2,507	1,632	1,394
Depreciation and amortization of other assets	304	291	220
Impairment of natural gas and oil properties	3,315	—	—
Net gains on sales of fixed assets	(267)	(437)	(137)
Impairments of fixed assets and other	340	46	21
Employee retirement and other termination benefits	7	—	—

Total Operating Expenses	14,010	8,714	6,561

Income (loss) from operations	(1,694)	2,921	2,805

Other Income (Expense):
Interest expense	(77)	(44)	(19)
Earnings (losses) on investments	(103)	156	227
Gains on sales of investments	1,092	—	—
Losses on purchases or exchanges of debt	(200)	(176)	(129)
Impairments of investments	—	—	(16)
Other income	8	23	16

Total Other Income (Expense)	720	(41)	79

Income (loss) before income taxes	(974)	2,880	2,884

	Years Ended December 31,
	2012	2011	2010
	($ in millions, except per share data)
Income tax expense (benefit):
Current income taxes	47	13	—
Deferred income taxes	(427)	1,110	1,110

Total income tax expense (benefit)	(380)	1,123	1,110

Net income (loss)	(594)	1,757	1,774
Net (income) attributable to noncontrolling interest	(175)	(15)	—

Net income (loss) attributable to Chesapeake	(769)	1,742	1,774

Preferred stock dividends	(171)	(172)	(111)

Net income (loss) available to common stockholders	$(940)	$1,570	$1,663

Earnings (loss) per common share—basic	$(1.46)	$2.47	$2.63
Earnings (loss) per common share—diluted	$(1.46)	$2.32	$2.51
Cash dividend declared per common share	$0.35	$0.3375	$0.30

	Years Ended December 31,
	2012		2011		2010
	($ in millions, except per share data)
Cash Flow Data:
Cash provided by operating activities	$2,837		$5,903		$5,117
Cash used in investing activities	(4,984)		(5,812)		(8,503)
Cash provided by financing activities	2,083		158		3,181

Other Financial Data:
Ratio of earnings (loss) to fixed charges(1)(2)	—		3.7	x	3.5	x
Insufficient coverage	1,440		—		—
Ratio of total debt to EBITDA	6.6	x	2.2	x	2.8	x
EBITDA(3)	$1,914		$4,847		$4,517

Balance Sheet Data:
Total assets	$41,611		$41,835		$37,179
Long-term debt, net of current maturities	12,157		10,626		12,640
Total equity	17,896		17,961		15,264

(1)	For purposes of determining the ratios of earnings (loss) to fixed charges, earnings (loss) are defined as net income (loss) before income taxes, cumulative effect of accounting changes, interest expense, pretax gain or loss on investment in equity investees in excess of distributed earnings, amortization of capitalized interest and loan cost amortization. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives) and loan cost amortization.
(2)	Earnings for the year ended December 31, 2012 were insufficient by $1.440 billion to cover fixed charges during that period. The ratio of earnings to fixed charges for the years ended December 31, 2009 and 2008 was (9.9)x and 1.6x, respectively, and earnings for the year ended December 31, 2009 were insufficient by $9.726 billion to cover fixed charges during that period.
(3)

EBITDA represents net income (loss) before income tax expense (benefit), interest expense, natural gas, oil and NGL depreciation, depletion and amortization, and depreciation and amortization of other assets. EBITDA is presented as a supplemental financial measurement in the evaluation of our business. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. This measure is widely used by investors and rating agencies in the valuation, comparison, rating and investment recommendations of companies. EBITDA is also a financial measurement that, with certain negotiated adjustments, is used in the financial covenants in our corporate revolving bank credit facility. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), income (loss) from operations or cash flow provided by operating activities prepared in accordance with GAAP.

EBITDA is reconciled to net income (loss) as follows:

	Years Ended December 31,
	2012	2011	2010
	($ in millions)
Net income (loss)	$(594)	$1,757	$1,774
Income tax expense (benefit)	(380)	1,123	1,110
Interest expense	77	44	19
Natural gas, oil and NGL depreciation, depletion and amortization	2,507	1,632	1,394
Depreciation and amortization of other assets	304	291	220

EBITDA	$1,914	$4,847	$4,517

SUMMARY RESERVE INFORMATION

The following table sets forth information as of December 31, 2012 with respect to our estimated proved reserves and the present value (discounted at an annual rate of 10%) of estimated future net revenue of our proved reserves. All of our estimated natural gas, oil and NGL reserves are located within the U.S.

Division	Natural Gas	Oil	NGL	Natural Gas Equivalent	Percent of Proved Reserves	Present Value
	(bcf)	(mmbbl)	(mmbbl)	(bcfe)(a)		($ in millions)
Southern	3,532	11.7	23.4	3,742	24%	$1,527
Northern	2,680	153.5	130.8	4,385	28	5,834
Eastern	3,891	9.5	34.3	4,155	26	2,901
Western	830	320.8	108.8	3,408	22	7,511

Total(b)	10,933	495.5	297.3	15,690	100%	$17,773	(c)

(a)	Natural gas equivalent based on six mcf of natural gas to one barrel of oil or NGL.
(b)	Includes 91 bcf of natural gas, 4 mmbbl of oil and 9 mmbbl of NGL reserves owned by the Chesapeake Granite Wash Trust, 45 bcf of natural gas, 2 mmbbl of oil and 4 mmbbl of NGL of which are attributable to the noncontrolling interest holders.
(c)	Estimated future net revenue represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs under existing economic conditions as of December 31, 2012. For the purpose of determining “prices,” we used the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ended December 31, 2012. The prices used in our reserve reports were $2.76 per mcf of natural gas and $94.84 per barrel of oil, before price differential adjustments. Including the effect of price differential adjustments, the prices used in our reserve reports were $1.75 per mcf of natural gas, $91.78 per barrel of oil and $30.81 per barrel of NGL. These prices should not be interpreted as a prediction of future prices, nor do they reflect the value of our commodity derivative instruments in place as of December 31, 2012. The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, or to depreciation, depletion and amortization. The present value of estimated future net revenue differs from the standardized measure only because the former does not include the effects of estimated future income tax expenses ($3.1 billion as of December 31, 2012).

Management uses future net revenue, which is calculated without deducting estimated future income tax expenses, and the present value thereof, as one measure of the value of our current proved reserves and to compare relative values among peer companies. We also understand that securities analysts and rating agencies use this measure in similar ways. While future net revenue and present value are based on prices, costs and discount factors which are consistent from company to company, the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company.

SUMMARY PRODUCTION, SALES, PRICES AND EXPENSES DATA

The following table sets forth information regarding production volumes, natural gas, oil and NGL sales, average sales prices received, other operating income and expenses for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
Net Production:
Natural gas (bcf)	1,128.8	1,004.1	924.9
Oil (mmbbl)	31.3	17.0	10.9
NGL (mmbbl)	17.6	14.7	7.5
Natural gas equivalent (bcfe) (a)	1,422.1	1,194.2	1,035.2
Natural Gas, Oil and NGL Sales ($ in millions):
Natural gas sales	$2,004	$3,133	$3,169
Natural gas derivatives—realized gains (losses)	328	1,656	1,982
Natural gas derivatives—unrealized gains (losses)	(331)	(669)	425

Total natural gas sales	2,001	4,120	5,576

Oil sales	2,829	1,523	822
Oil derivatives—realized gains (losses)	39	(60)	74
Oil derivatives—unrealized gains (losses)	857	(128)	(1,033)

Total oil sales	3,725	1,335	(137)

NGL sales	526	603	257
NGL derivatives—realized gains (losses)	(9)	(42)	—
NGL derivatives—unrealized gains (losses)	35	8	(49)

Total NGL sales	552	569	208

Total natural gas, oil and NGL sales	$6,278	$6,024	$5,647

	Years Ended December 31,
	2012	2011	2010
Average Sales Price (excluding gains (losses) on derivatives):
Natural gas ($ per mcf)	$1.77	$3.12	$3.43
Oil ($ per bbl)	$90.49	$89.80	$75.29
NGL ($ per bbl)	$29.89	$40.96	$34.38
Natural gas equivalent ($ per mcfe)	$3.77	$4.40	$4.10

Average Sales Price (excluding unrealized gains (losses) on derivatives):
Natural gas ($ per mcf)	$2.07	$4.77	$5.57
Oil ($ per bbl)	$91.74	$86.25	$82.10
NGL ($ per bbl)	$29.37	$38.12	$34.38
Natural gas equivalent ($ per mcfe)	$4.02	$5.70	$6.09

Other Operating Income (b) ($ in millions):
Marketing, gathering and compression net margin	$119	$123	$127
Oilfield services net margin	$142	$119	$32

Expenses ($ per mcfe):
Natural gas, oil and NGL production	$0.92	$0.90	$0.86
Production taxes	$0.13	$0.16	$0.15
General and administrative expenses	$0.38	$0.46	$0.44
Natural gas, oil and NGL depreciation, depletion and amortization	$1.76	$1.37	$1.35
Depreciation and amortization of other assets	$0.21	$0.24	$0.21
Interest expense(c)	$0.06	$0.03	$0.08

(a)	Natural gas equivalent is based on six mcf of natural gas to one barrel of oil or one barrel of NGL. This ratio reflects an energy content equivalency and not a price or revenue equivalency. Given recent natural gas, oil and NGL prices, the price for an mcfe of natural gas is significantly less than the price for an mcfe of oil or NGL.
(b)	Includes revenue and operating costs and excludes depreciation and amortization of other assets.
(c)	Includes the effects of realized (gains) losses from interest rate derivatives, but excludes the effects of unrealized (gains) losses and is net of amounts capitalized.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following risks related to our business and the offering should be considered carefully before making an investment in the notes offered hereby.

Risks Related to Our Business

Natural gas, oil and NGL prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse effect on our business.

Our revenues, operating results, profitability and ability to grow depend primarily upon the prices we receive for the natural gas, oil and NGL we sell. We require substantial expenditures to replace reserves, sustain production and fund our business plans. Lower natural gas, oil and NGL prices can negatively affect the amount of cash available for capital expenditures and our ability to borrow money or raise additional capital and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. In addition, lower prices may result in ceiling test write-downs of our natural gas and oil properties. We urge you to read the risk factors below for a more detailed description of each of these risks.

Historically, the markets for natural gas, oil and NGL have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas, oil and NGL prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

•	domestic and worldwide supplies of natural gas, oil and NGL, including U.S. inventories of natural gas and oil reserves;

•	weather conditions;

•	changes in the level of consumer and industrial demand;

•	the price and availability of alternative fuels;

•	the effectiveness of worldwide conservation measures;

•	the availability, proximity and capacity of pipelines, other transportation facilities and processing facilities;

•	the level and effect of trading in commodity futures markets, including by commodity price speculators and others;

•	the price and level of foreign imports;

•	the nature and extent of domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil and gas producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas, oil and NGL price movements with any certainty. In the U.S., record-high supplies of natural gas and weak demand during 2012 resulted in natural gas prices at 10-year lows in early 2012, and while prices have risen from their lows, they remain depressed.

Further, the prices of natural gas, oil and NGL have not moved in tandem in recent years, creating a value gap that has caused us to shift our focus from dry gas plays to liquids-rich plays. In 2012, oil and NGL production accounted for only 20% of our total production but 59% of our revenue, including the effects of realized hedging, and we anticipate that approximately 60% of our 2013 revenue will come from our oil and NGL production, based on current NYMEX strip prices and our current hedging positions. Nevertheless, natural gas prices can significantly affect our future results as approximately 70% of our estimated proved reserves at December 31, 2012 were natural gas. A substantial or extended decline in natural gas, oil or NGL prices could negatively affect future revenue and the quantities of natural gas, oil and NGL reserves that may be economically produced. Even with natural gas and oil derivatives currently in place for our future production (85% of our forecasted 2013 oil production through swaps and written call options and 50% of our forecasted 2013 natural gas production through swaps and three-way collars), our revenue and results of operations will be partially exposed to changes in future commodity prices.

Our level of indebtedness may limit our financial flexibility.

As of December 31, 2012, we had long-term indebtedness of approximately $12.601 billion (excluding discounts), short-term indebtedness consisting of approximately $464 million in aggregate principal amount of outstanding 2013 Notes that mature in July 2013 and unrestricted cash of $287 million, and our net indebtedness represented 41% of our total book capitalization, which we define as the sum of total equity and total current and long-term debt less unrestricted cash. We had $418 million of outstanding borrowings drawn under our oilfield services revolving bank credit facility and no outstanding borrowings under our corporate revolving bank credit facility as of December 31, 2012.

Our level of indebtedness affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•

the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	the oilfield services revolving bank credit facility and the indenture governing the COO 6.625% Senior Notes due 2019 restrict the payment of dividends or distributions to Chesapeake;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and

•

a lowering of the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate we pay on our corporate revolving bank credit facility.

The borrowing base of our corporate revolving bank credit facility is subject to periodic redetermination and is based in part on natural gas and oil prices. A lowering of our borrowing base because of lower natural gas and oil prices or for other reasons could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral. We may incur additional debt, including secured indebtedness, in order to develop our properties and make future acquisitions. A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas, oil and NGL prices and financial, business and other factors affect our operations and our future performance and many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital. In addition, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under that indebtedness. We would have been unable to meet the leverage ratio maintenance covenant of our corporate revolving bank credit agreement at September 30, 2012 and had to obtain an amendment of that covenant to remain in compliance. Our lenders may not agree to an amendment or waiver of any other potential future covenant default. A default under the corporate revolving bank credit facility could result in acceleration of such indebtedness and lead to cross defaults under our other indebtedness. In this circumstance, our ability to refinance indebtedness may be limited.

We anticipate completing asset sales in 2013 and intend to apply a portion of the proceeds from such sales to reduce our overall level of indebtedness. If we are unable to consummate such sales or if they do not generate the proceeds we are anticipating, we would be required to reduce our capital spending, or seek to identify, pursue and obtain funds from other sales transactions or other sources in order to meet our operating, capital spending and debt reduction plans.

Declines in the prices of natural gas and oil could result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas, oil and NGL reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the unweighted arithmetic average of the prices on the first day of each month within the 12-month period ending in the quarter, adjusted for the impact of derivatives accounted for as cash flow hedges. We are required to write down the carrying value of our natural gas and oil assets if capitalized costs exceed the ceiling limit, and such write-downs can be material.

The risk that we will be required to write down the carrying value of our natural gas and oil properties increases when natural gas and oil prices are low. Natural gas prices declined significantly in late 2011 and 2012 to the lowest level in recent years and while prices have risen from their lows, they remain depressed. As a result, our financial statements for the year ended December 31, 2012 reflect an impairment of approximately $3.315 billion recorded in the 2012 third quarter with respect to our natural gas and oil properties. Sustained low natural gas prices and other factors could cause us to be required to write down our natural gas and oil properties or other assets in the future and incur a non-cash charge against future earnings.

Significant capital expenditures are required to replace our reserves and conduct our business.

Our exploration, development and acquisition activities and our oilfield services businesses require substantial capital expenditures and we plan to make capital expenditures in 2013 that exceed our estimated 2013 cash flows from operations. We intend to fund our capital expenditures through a combination of cash flows from operations and borrowings under our corporate and oilfield services revolving bank credit facilities and, to the extent those sources are not sufficient, from debt and equity issuances, other financings and asset sales. Our ability to generate operating cash flow is subject to many of the risks and uncertainties that exist in our industry, some of which we may not be able to anticipate at this time. Future cash flows from operations are subject to a number of risks and variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves and the other risk factors discussed herein. Our ability to obtain capital from other sources, such as the capital markets, other financings and asset sales, is dependent upon many of those same factors as well as the orderly functioning of credit and capital markets. If such proceeds are inadequate to fund our planned spending, we would be required to reduce our capital spending, seek to sell different or additional assets or pursue other funding alternatives, and we could have a reduced ability to replace our reserves and increase liquids production.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 43% of our total estimated proved reserves (by volume) as of December 31, 2012 were undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates at December 31, 2012 reflected a decline in the production rate on producing properties of approximately 33% from 2013 to 2014 and 22% from 2014 to 2015. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may be different than we have estimated.

This prospectus supplement contains and incorporates by reference estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas, oil and NGL prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas, oil and NGL reserves is complex and involves significant decisions and assumptions associated with geological, geophysical, engineering and economic data for each well. Therefore, these estimates are subject to future revisions.

Actual future production, natural gas, oil and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas, oil and NGL reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control.

At December 31, 2012, approximately 43% of our estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to make significant capital expenditures to convert our proved undeveloped reserves (PUDs) into proved developed reserves, including approximately $12.0 billion during the five years ending in 2017. You should be aware that the estimated development costs may not be accurate, development may not occur as scheduled and results may not be as estimated. If we choose not to develop PUDs, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, under the SEC’s reserve reporting rules, because PUDs generally may be booked only if they relate to wells scheduled to be drilled within five years of the date of booking, we may be required to write off any PUDs that are not developed within this five-year time frame.

You should not assume that the present values included or incorporated by reference in this prospectus supplement represent the current market value of our estimated reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The price on the date of estimate is calculated as the average natural gas and oil price during the 12 months ending in the current reporting period, determined as the unweighted arithmetic average of prices on the first day of each month within the 12-month period. The December 31, 2012 present value is based on $2.76 per mcf of natural gas and $94.84 per barrel of oil before price differential adjustments. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas, oil and NGL purchasers or in governmental regulations or taxation also will affect the actual future net cash flows from our production.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

We have acquired significant amounts of unproved property in order to further our development efforts. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We have acquired unproved properties and leased undeveloped acreage that we believe will enhance our growth potential and increase our earnings over time. However, we cannot assure you that all prospects will be economically viable or that we will not abandon our initial investments. Additionally, there can be no assurance that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient commercial quantities to cover the drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and many factors can adversely affect the economics of a well or property. Drilling operations may be curtailed, delayed or canceled as a result of unexpected drilling conditions, equipment failures or accidents, shortages of equipment or personnel, environmental issues, state or local bans or moratoriums on hydraulic fracturing and for other reasons. In addition, wells that are profitable may not meet our internal return targets, which are dependent upon the current and future market prices for natural gas, oil and NGL, costs associated with producing natural gas, oil and NGL and our ability to add reserves at an acceptable cost. We rely to a significant extent on seismic data and other advanced technologies in identifying unproved property prospects and in conducting our exploration activities. The seismic data and other technologies we use do not allow us to know conclusively, prior to acquisition of unproved property, leasing of undeveloped acreage or drilling a well, whether natural gas or oil is present or may be produced economically. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. Drilling results in our newer natural gas and liquids-rich unconventional plays may be more uncertain than in unconventional plays that are more developed and have longer established production histories; meanwhile drilling and completion techniques that have proven to be successful in other unconventional formations to maximize recoveries may be unsuccessful when used in new unconventional formations.

Certain of our undeveloped leasehold assets are subject to leases that will expire over the next several years unless production is established on units containing the acreage.

Leases on natural gas and oil properties typically have a term of three to five years after which they expire unless, prior to expiration, a well is drilled and production of hydrocarbons in paying quantities is established. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. While we seek to actively manage our leasehold inventory using our drilling rig fleet and oilfield services to drill sufficient wells to hold the leasehold that we believe is material to our operations, our drilling plans for these areas are subject to change based upon various factors, including drilling results, natural gas and oil prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints and regulatory approvals.

Our hedging activities may reduce the realized prices we receive for our natural gas, oil and NGL sales, require us to provide collateral for hedging liabilities and involve risk that our counterparties may be unable to satisfy their obligations to us.

In order to manage our exposure to price volatility in marketing our production, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price derivatives may limit the prices we actually realize and therefore reduce natural gas, oil and NGL revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected.

Derivative transactions involve the risk that counterparties, which are generally financial institutions, may be unable to satisfy their obligations to us. Although the counterparties to our multi-counterparty secured commodity hedging facility are required to secure their hedging obligations to us under certain scenarios, if any of our counterparties were to default on its obligations to us under the hedging contracts or seek bankruptcy protection, it could have an adverse effect on our ability to fund our planned activities and could result in a larger percentage of our future production being subject to commodity price changes. The risk of counterparty default is heightened in a poor economic environment.

Most of our natural gas and oil derivative contracts are with the 17 counterparties to our multi-counterparty secured commodity hedging facility. Our obligations under the facility are secured by natural gas and oil proved reserves, the value of which must cover the fair value of the transactions outstanding under the facility by at least 1.65 times. Under certain circumstances, such as a spike in volatility measures without a corresponding change in commodity prices, the collateral value could fall below the coverage designated, and we would be required to post additional reserve collateral to our hedging facility. If we did not have sufficient unencumbered natural gas and oil properties available to cover the shortfall, we would be required to post cash or letters of credit with the counterparties. Future collateral requirements are dependent to a great extent on natural gas and oil prices.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to liabilities, including environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of natural gas, oil, brine or well fluids and other environmental hazards and risks. Some of these risks or hazards could materially and adversely affect our revenues and expenses by reducing or shutting in production from wells, loss of equipment or otherwise negatively impacting the projected economic performance of our prospects. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources or equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our use, generation, handling and disposal of materials, including wastes, petroleum hydrocarbons and other chemicals. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties resulting from current or historical operations. In some cases our properties have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. We also could incur material fines, penalties and government or third-party claims as a result of violations of, or liabilities under, applicable environmental laws and regulations. For our non-operated properties, we are dependent on the operator for operational and regulatory compliance. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities, and our insurance does not cover penalties or fines that may be assessed by a governmental authority. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

It is customary in our industry to recover natural gas and oil from deep shale and other formations through the use of horizontal drilling combined with hydraulic fracturing. Hydraulic fracturing is the process of creating or expanding cracks, or fractures, in deep formations using water, sand and other additives pumped under high pressure into the formation. We use hydraulic fracturing as a means to increase the productivity of almost every well that we drill and complete.

The hydraulic fracturing process is typically regulated by state oil and natural gas commissions. Several states, including Pennsylvania, Texas, Colorado, Montana, Ohio, New Mexico and Wyoming, have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and/or well construction requirements on hydraulic fracturing operations. New York has placed a permit moratorium on high volume fracturing activities combined with horizontal drilling pending the results of a study regarding the safety of hydraulic fracturing. In addition to state laws, some local municipalities have adopted or are considering adopting land use restrictions, such as city ordinances, that may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular.

Additionally, the EPA has asserted federal regulatory authority over hydraulic fracturing activities involving diesel fuel (specifically, when diesel fuel is utilized in the stimulation fluid) under the Safe Drinking Water Act and is drafting guidance documents related to this newly asserted regulatory authority. There are also certain governmental reviews either underway or being proposed that focus on deep shale and other formation completion and production practices, including hydraulic fracturing. Depending on the outcome of these studies, federal and state legislatures and agencies may seek to further regulate such activities.

Certain environmental and other groups have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process. We cannot predict whether additional federal, state or local laws or regulations will be enacted in the future and, if so, what actions any such laws or regulations would require or prohibit. If additional levels of regulation or permitting requirements were imposed through the adoption of new laws and regulations, our business and operations could be subject to delays, increased operating and compliance costs and process prohibitions.

Federal regulatory initiatives relating to air emissions could result in increased costs and additional operating restrictions or delays.

The EPA has published New Source Performance Standards (“NSPS”) and National Emissions Standards for Hazardous Air Pollutants (“NESHAP”) that amended existing NSPS and NESHAP standards for oil and gas facilities and created new NSPS standards for oil and gas production, transmission and distribution facilities. The Agency has indicated that it will reexamine and reissue these rules over the next three years, but the outcome of this process remains uncertain. In addition, the EPA has issued rules requiring monitoring and reporting of greenhouse gas emissions from petroleum and natural gas systems. We, along with other industry groups, filed suit challenging certain provisions of these rules, but the outcome of the challenge is uncertain and may impact our reporting obligations. The EPA is also conducting a review of the National Ambient Air Quality Standards for ozone, which is expected to be completed in 2013 and could result in more stringent air emissions standards applicable to our operations.

Federal regulatory initiatives relating to the protection of threatened or endangered species could result in increased costs and additional operating restrictions or delays.

The designation of previously unidentified endangered or threatened species pursuant to the Endangered Species Act in areas where we intend to conduct construction activity could materially limit or delay our plans. For example, as a result of a settlement reached in 2011, the U.S. Fish and Wildlife Service is required to make a determination on the listing of more than 250 species as endangered or threatened over the next several years. Some of these species are included in the list of over 100 species that are currently proposed for listing as endangered or threatened species. In addition, the imposition of seasonal restrictions on our construction or operational activities could materially limit or delay our plans.

Potential legislative and regulatory actions could increase our costs, reduce our revenue and cash flow from natural gas and oil sales, reduce our liquidity or otherwise alter the way we conduct our business.

The activities of exploration and production companies operating in the U.S. are subject to extensive regulation at the federal, state and local levels. Changes to existing laws and regulations or new laws and regulations such as those described below could, if adopted, have an adverse effect on our business.

Federal Taxation of Independent Producers

Recent federal budget proposals would potentially increase and accelerate the payment of federal income taxes of independent producers of natural gas and oil. Proposals that would significantly affect us would repeal the expensing of intangible drilling costs, repeal the percentage depletion allowance and increase the amortization period of geological and geophysical expenses. These changes, if enacted, will make it more costly for us to explore for and develop our natural gas and oil resources.

OTC Derivatives Regulation

In July 2010, the U.S. Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which contains measures aimed at migrating over-the-counter (“OTC”) derivative markets to exchange-traded and cleared markets. Certain companies that use swaps to hedge commercial risk, referred to as end-users, are permitted to continue to use OTC derivatives under newly adopted regulations. We maintain an active price and basis protection hedging program related to the natural gas and oil we produce to manage the risk of low commodity prices and to predict with greater certainty the cash flow from our hedged production. We have used the OTC market exclusively for our natural gas and oil derivative contracts. The Dodd-Frank Act and the rules and regulations promulgated thereunder should permit us, as an end user, to continue to utilize OTC derivatives, but could cause increased costs and reduce liquidity in such markets. Such changes could materially reduce our hedging opportunities and negatively affect our revenues and cash flow during periods of low commodity prices.

Climate Change

Various state governments and regional organizations are considering enacting new legislation and promulgating new regulations governing or restricting the emission of greenhouse gases from stationary sources such as our equipment and operations. At the federal level, the EPA has already made findings and issued regulations that require us to establish and report an inventory of greenhouse gas emissions. Legislative and regulatory proposals for restricting greenhouse gas emissions or otherwise addressing climate change could require us to incur additional operating costs and could adversely affect demand for the natural gas and oil that we sell. The potential increase in our operating costs could include new or increased costs to obtain permits, operate and maintain our equipment and facilities, install new emission controls on our equipment and facilities, acquire allowances to authorize our greenhouse gas emissions, pay taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. Even without federal legislation or regulation of greenhouse gas emissions, states may pursue the issue either directly or indirectly. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and gas industry. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for natural gas and oil.

The current worldwide economic uncertainty may have a material adverse effect on our results of operations, liquidity and financial condition.

The recovery from the global economic crisis of 2008 and resulting recession has been slow and uneven. Continuing concerns regarding the worldwide economic outlook and sovereign debt crisis in Europe have contributed to increased economic uncertainty and diminished expectations for the global economy. A slowdown in the current economic recovery or a return to a recession would negatively impact demand for petroleum products and prices for natural gas, oil and NGL. These circumstances could adversely impact our results of operations, liquidity and financial condition.

Our cash flow from operations, our revolving bank credit facilities and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset sales to provide us with additional capital. Poor economic conditions may negatively affect:

•	our ability to access the capital markets at a time when we would like, or need, to raise capital;

•	the number of participants in our proposed asset sales transactions or the values we are able to realize in those transactions, making them uneconomic or harder or impossible to consummate;

•	the collectability of our trade receivables if our counterparties are unable to perform their obligations or seek bankruptcy protection; or

•	the ability of our joint venture partners to meet their obligations to fund a portion of our drilling costs under our joint venture agreements.

Our operations may be adversely affected by oilfield services shortages, pipeline and gathering system capacity constraints and various transportation interruptions.

From time to time, we experience delays in drilling and completing our natural gas and oil wells. In developing plays, the demand for equipment such as pipe and compressors can exceed the supply, and it is challenging to attract and retain qualified oilfield workers. Delays in developing our natural gas and oil assets for these and other reasons could negatively affect our revenues and cash flow.

In certain natural gas and liquids-rich shale plays, the capacity of gathering systems and transportation pipelines is insufficient to accommodate potential production from existing and new wells. We rely heavily on third parties to meet our natural gas, oil and NGL gathering demand following the sale of substantially all of our midstream business in 2012. Capital constraints could limit the construction of new pipelines and gathering systems by third parties, and we may experience delays in building intrastate gathering systems necessary to transport our natural gas to interstate pipelines. Until this new capacity is available, we may experience delays in producing and selling our natural gas, oil and NGL. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas, oil or NGL production at significantly lower prices than those quoted on New York Mercantile Exchange or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas, oil and NGL production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions, an action we took in 2012. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

There are significant costs associated with pending legal and governmental proceedings, and the ultimate outcome of these matters is uncertain.

Chesapeake and current and former directors and officers are the subject of a number of shareholder lawsuits, and there are ongoing governmental and regulatory investigations and inquiries. Chesapeake cannot predict the outcome or impact of these pending matters, but the lawsuits could result in judgments against Chesapeake and directors and officers named as defendants and there could be one or more enforcement actions in respect of the governmental investigations. For example, we could be exposed to enforcement or other actions with respect to the continuing SEC investigation into certain disclosure, accounting and financial reporting matters. Our legal expenses increased in 2012 compared to 2011 due primarily to defending the shareholder lawsuits, responding to governmental investigations and inquiries, and conducting the Board’s review of certain matters involving our Chief Executive Officer, and such expenses in the future may be significant. In addition, attention to these matters by members of our senior management has been required, reducing the time they have available to devote to managing Chesapeake’s business. See “Item 3. Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC.

Cyber attacks targeting systems and infrastructure used by the oil and gas industry may adversely impact our operations.

Our business has become increasingly dependent on digital technologies to conduct certain exploration, development and production activities. We depend on digital technology to estimate quantities of natural gas, oil and NGL reserves, process and record financial and operating data, analyze seismic and drilling information, and communicate with our employees and third-party partners. We have been the subject of cyber attacks on our internal systems and through those of third parties, but these incidents did not have a material adverse impact on our results of operations. Nevertheless, unauthorized access to our seismic data, reserves information or other proprietary or commercially sensitive information could lead to data corruption, communication interruption, or other disruptions in our exploration or production operations or planned business transactions, any of which could have a material adverse impact on our results of operation. Further, as cyber attacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber attacks.

We are currently involved in a search for a new CEO and if this search is delayed or if we were to lose the services of other key personnel, our business could be negatively impacted.

On January 29, 2013, Aubrey K. McClendon, our President, CEO and a director, agreed with the Board of Directors to retire from Chesapeake. Mr. McClendon will continue to serve as CEO, President and a director until the earlier of April 1, 2013 or the time at which his successor is appointed. To the extent there is a delay in choosing a new CEO, Chesapeake’s business could be negatively impacted. In addition, our future success depends in part upon the continued service of key members of our senior management team. Our senior management team is critical to the overall management of Chesapeake and they also play a key role in maintaining our culture and setting our strategic direction. All of our executive officers and key employees are at-will employees. The loss of key personnel could seriously harm our business.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel, hire qualified personnel, or maintain our corporate culture, our operations may be negatively impacted.

Our performance largely depends on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and certain of our competitors have directly targeted our employees. In addition, our compensation arrangements may not always be successful in attracting new employees and retaining and motivating our existing employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. In addition, we believe that our corporate culture fosters innovation, creativity, and teamwork. We believe that our ability to maintain our corporate culture is an important component of our future success.

Risks Related to the Notes

There is pending litigation with respect to our ability to redeem the 2019 Notes at par value, the ultimate outcome of which could impact our use of proceeds from this offering.

We do not expect to know the ultimate outcome of the 2019 Notes Litigation at the time a prospective investor is making an investment decision with respect to an investment in the notes offered hereby. Various developments could arise in the 2019 Notes Litigation, including in the very near term between the pricing and the closing of this offering. In making an investment decision, a prospective investor should not assume that we will be successful in the 2019 Notes Litigation, and should understand that, in certain circumstances, the final resolution of the matter could be delayed for some period of time. Our intended use of a portion of the net proceeds from this offering is dependent in part on the outcome of the 2019 Notes Litigation. Depending on developments in the 2019 Notes Litigation, we may have a significant amount of net proceeds from this offering available for application in our discretion and the timing and amount of any indebtedness repurchases, repayments or redemptions may occur over a period of time and may vary depending on the circumstances at the time. Additionally, although the Court in the 2019 Notes Litigation observed that it was “overwhelmingly likely” that our March 15 Special Redemption Notice would not be construed by the Court as a notice to redeem the 2019 Notes under the “make-whole” provision of the 2019 Notes Supplemental Indenture, such observation was preliminary and is subject to change. If the Court or an appellate court were to rule against us on this issue, we could be found to owe holders of the 2019 Notes a substantial “make whole” payment which could adversely affect our liquidity and our ability to pursue other business and debt reduction objectives. In light of the early stage of the 2019 Notes Litigation, we are unable to predict the ultimate outcome of the litigation, including on any appeal, its impact on Chesapeake or any other actions that Chesapeake may seek to take with respect to the 2019 Notes. See “Summary—Recent Developments— 6.775% Senior Notes due 2019 Litigation” and “Use of Proceeds.”

Holders of the notes will be effectively subordinated to all of our and our subsidiaries’ secured indebtedness and obligations, and to the obligations of our non-guarantor subsidiaries.

Holders of our secured indebtedness and other secured obligations, which is comprised primarily of the indebtedness under our corporate revolving bank credit facility and our obligations to our hedging counterparties under our multi-counterparty secured commodity hedging facility, have claims with respect to certain assets constituting collateral for their indebtedness and obligations that are prior to your claims under the notes. In the event of a default on the notes or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness and obligations secured thereby before any payment could be made on the notes. Accordingly, our secured indebtedness and obligations would effectively be senior to the notes to the extent of the value of the collateral securing that indebtedness and those obligations. The indenture under which the notes will be issued permits us to incur secured obligations other than certain funded debt without equally and ratably securing the notes and limits, but does not prohibit, us from issuing certain funded debt that is secured without equally and ratably securing the notes. Holders of any such additional secured indebtedness or other obligations would also have claims with respect to our assets constituting collateral for their indebtedness and obligations that are prior to your claims under the notes. To the extent the value of the collateral is not sufficient to satisfy such indebtedness and obligations, the holders of that indebtedness and those obligations would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets. In addition, in certain circumstances a subsidiary may not be required to be, or may be delayed in becoming, a subsidiary guarantor.

The notes also will be structurally subordinated to any indebtedness and obligations of, or the rights of a holder of preferred stock of, a non-subsidiary guarantor. Chesapeake Oilfield Services, Inc., Chesapeake Oilfield

Operating, L.L.C. (“COO”), Chesapeake Oilfield Finance, Inc., Compass Manufacturing, L.L.C., COS Holdings, L.L.C., Great Plains Oilfield Rental, L.L.C., Hodges Trucking Company, L.L.C., Keystone Rock & Excavation, L.L.C., Mid-States Oilfield Supply LLC, Nomac Drilling, L.L.C., Nomac Services, L.L.C., Oilfield Trucking Solutions, L.L.C., Performance Technologies, L.L.C., PTL Prop Solutions, L.L.C. and Thunder Oilfield Services, L.L.C. (collectively, the “Chesapeake Oilfield Services Companies”), CHK C-T, CHK Utica and our other unrestricted subsidiaries do not guarantee any of our other senior indebtedness and will not guarantee the notes offered hereby. The Chesapeake Oilfield Services Companies are parties to a $500 million oilfield services revolving bank credit facility which is secured by substantially all of the assets of the Chesapeake Oilfield Services Companies. Additionally, COO is a co-issuer of and the Chesapeake Oilfield Services Companies’ subsidiaries are guarantors of $650 million principal amount of the COO 2019 Senior Notes. In addition to such indebtedness, CHK C-T and CHK Utica, which are not guarantors of our senior indebtedness and will not be guarantors of the notes, have each issued a series of preferred stock having aggregate liquidation preferences of approximately $1.63 billion and $1.65 billion, respectively, as of December 31, 2012.

As of December 31, 2012, we had an aggregate of approximately $13.065 billion in principal amount of indebtedness outstanding, consisting of (1) approximately $9.997 billion of senior notes issued by Chesapeake (including approximately $464 million in aggregate principal amount of outstanding 2013 Notes that mature in July 2013) that will be pari passu with the notes offered hereby, (2) $2.0 billion outstanding under Chesapeake’s unsecured November 2012 term loan that will be pari passu with the notes offered hereby and (3) $1.068 billion in borrowings outstanding under the oilfield services revolving bank credit facility and in outstanding COO 2019 Senior Notes, the borrowers, issuers and guarantors under which are not guarantors of Chesapeake’s existing senior notes or the notes offered hereby. As of December 31, 2012, we did not have any borrowings outstanding under our corporate revolving bank credit facility, and, as of March 15, 2013, we had outstanding borrowings of approximately $1.221 billion under our corporate revolving credit facility.

After giving effect to the purchase, repayment and/or redemption of the 2013 Notes (approximately $464 million in aggregate principal amount of which was outstanding as of December 31, 2012) and the investment of the remainder of the net proceeds of this offering in cash equivalents as described under “Use of Proceeds,” we would have had, on an as adjusted basis, as of December 31, 2012, unrestricted cash of $2.090 billion and an aggregate of approximately $14.901 billion in principal amount of long-term indebtedness outstanding, consisting of (1) approximately $11.833 billion of senior notes issued by Chesapeake, which includes the principal amount of the notes offered hereby, (2) $2.0 billion outstanding under Chesapeake’s unsecured November 2012 term loan, (3) $0 of borrowings outstanding under Chesapeake’s corporate revolving bank credit facility, and (4) $1.068 billion in borrowings outstanding under the oilfield services revolving bank credit facility and in outstanding COO 2019 Senior Notes, the borrowers, issuers and guarantors under which are not guarantors of Chesapeake’s existing senior notes or the notes offered hereby. In addition, each of CHK C-T and CHK Utica, which are not guarantors of Chesapeake’s existing senior notes or the notes offered hereby, is the issuer of a series of preferred stock having an aggregate outstanding liquidation preference of approximately $1.63 billion and $1.65 billion, respectively, as of December 31, 2012.

A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely only on us to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

On the basis of historical financial information, recent operating history and other factors, we believe that the subsidiary guarantees are being incurred for proper purposes and in good faith and that each subsidiary guarantor, after giving effect to its guarantee of the notes, will not be insolvent, have unreasonably small capital for the business in which it is engaged or have incurred debts beyond its ability to pay those debts as they mature. We cannot be certain, however, that a court would agree with our conclusions in this regard.

We conduct substantially all of our operations through our subsidiaries, and we rely on dividends, distributions, proceeds from intercompany transactions and the like from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and other obligations. To the extent that a subsidiary has not guaranteed the notes or such subsidiary’s guarantee is voided, holders of the notes will be effectively subordinated to all existing and future liabilities of such subsidiary. The Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica and our other unrestricted subsidiaries will not guarantee the notes offered hereby. Additionally, the oilfield services revolving bank credit facility and indenture governing the COO 2019 Senior Notes contain a covenant limiting the ability of the Chesapeake Oilfield Services Companies to pay dividends or make distributions to Chesapeake.

You may find it difficult to sell your notes.

Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market making activities may be terminated or limited at any time. In addition, although we have registered the offer and sale of the notes under the Securities Act of 1933, as amended (the “Securities Act”), and intend to apply for a listing of the notes on the New York Stock Exchange (“NYSE”), there can be no assurance as to the liquidity of markets for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects. An active market for the notes may not exist or develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

The notes are not subject to a change-of-control put option and lack many of the covenants typically found in other comparably rated public debt securities.

Although we anticipate that the notes will be rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection for holders that is provided by a change-of-control put option and several financial and other restrictive covenants typically associated with comparably rated public debt securities, including:

•	incurrence of additional indebtedness;

•	payment of dividends and other restricted payments;

•	sale of assets and the use of proceeds therefrom;

•	transactions with affiliates; and

•	dividend and other payment restrictions affecting subsidiaries.

The primary restrictive covenants contained in the indenture under which the notes will be issued will limit only our ability and certain of our subsidiaries’ ability to create liens securing certain indebtedness, enter into certain sale-leaseback transactions and consolidate, merge or transfer assets.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $2.274 billion, after deducting underwriting discounts and commissions and the estimated expenses of this offering. We intend to use a portion of the net proceeds from this offering to purchase the portion of the 2013 Notes and the 2018 Notes that are tendered in the concurrent tender offers. See “Summary—Recent Developments—Concurrent Tender Offers.” We plan to use a substantial portion of the remaining net proceeds from this offering to redeem the 2019 Notes at par value pursuant to the March 15 Special Redemption Notice, subject to receipt of a favorable ruling from the Court in the 2019 Notes Litigation. To the extent that any portion of the net proceeds of this offering is not used as described above, we plan to use such net proceeds to purchase, repay and/or redeem any 2013 Notes not tendered in the concurrent tender offer and to purchase, repay and/or redeem over time other outstanding indebtedness, including indebtedness outstanding under our corporate revolving bank credit facility. Pending the use of any net proceeds from this offering, we plan to invest such proceeds in short-term marketable investments.

Depending on the developments in the 2019 Notes Litigation, we may have a significant amount of net proceeds available for application in our discretion and the timing and amount of any indebtedness repurchases, repayments or redemptions may occur over a period of time and may vary depending on the circumstances at the time. See “Summary—Recent Developments—6.775% Senior Notes due 2019 Litigation.” See also “Risk Factors—Risks Related to Our Business—There are significant costs associated with pending legal and governmental proceedings, and the ultimate outcome of these matters is uncertain” and “Risk Factors—Risks Related to the Notes—There is pending litigation with respect to our ability to redeem the 2019 Notes at par value, the ultimate outcome of which could impact our use of proceeds from this offering.”

Affiliates of certain of the underwriters are lenders under our corporate revolving bank credit facility. If we repay outstanding indebtedness under our corporate revolving bank credit facility, such affiliates will be repaid with a portion of the net proceeds from this offering. We may reborrow and incur indebtedness under our corporate revolving bank credit facility from time to time in the future. Our corporate revolving bank credit facility matures in December 2015 and amounts outstanding thereunder presently bear interest at a rate of 2.20% per annum. Amounts borrowed under our corporate revolving bank credit facility have been used for general corporate purposes, including capital expenditures. To the extent the underwriters or their affiliates own any of the 2013 Notes or the 2018 Notes, they may receive a portion of the net proceeds of this offering.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2012:

•	on a historical basis; and

•	on an as adjusted basis to reflect the consummation of this offering and the application of approximately $2.274 billion in net proceeds as described in “Use of Proceeds.”

Because we had no outstanding borrowings under our corporate revolving bank credit facility as of December 31, 2012 and the 2019 Notes Litigation is pending, the net proceeds from the offering in the as adjusted column of the table below are depicted as if they have been applied first to purchase, repay and/or redeem all of the 2013 Notes and second to make an investment in cash equivalents. See “Use of Proceeds” for a description of our use of the net proceeds from this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein.

	As of December 31, 2012
	Historical	As Adjusted
	(in millions)
Cash and cash equivalents:	$287	$2,090	(6)

Debt:
Corporate revolving bank credit facility(1)	$—	$—
Oilfield services revolving bank credit facility(2)	418	418
Term loan due 2017	2,000	2,000
7.625% Senior Notes due 2013(3)	464	—
9.500% Senior Notes due 2015	1,265	1,265
% Senior Notes due 2016	—
6.250% Euro-denominated Senior Notes due 2017(4)	454	454
6.500% Senior Notes due 2017	660	660
6.875% Senior Notes due 2018	474	474	(6)
7.250% Senior Notes due 2018	669	669
6.625% Senior Notes due 2019(5)	650	650
6.775% Senior Notes due 2019	1,300	1,300
6.625% Senior Notes due 2020	1,300	1,300
6.875% Senior Notes due 2020	500	500
6.125% Senior Notes due 2021	1,000	1,000
% Senior Notes due 2021	—
% Senior Notes due 2023	—
2.750% Contingent Convertible Senior Notes due 2035	396	396
2.500% Contingent Convertible Senior Notes due 2037	1,168	1,168
2.250% Contingent Convertible Senior Notes due 2038	347	347
Discount on senior notes and term loan	(465)	(464)
Interest rate derivatives	20	20

Total debt, net	12,620	14,457
Less current maturities of long-term debt, net(3)	(463)	—

Total long-term debt, net	12,157	14,457

	As of December 31, 2012
	Historical	As Adjusted
	(in millions)
Chesapeake stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized, 7,251,515 shares issued and outstanding:
5.75% Cumulative Non-Voting Convertible Preferred Stock, 1,497,000 shares issued and outstanding, entitled in liquidation to $1.5 billion	1,497	1,497
5.75% Cumulative Non-Voting Convertible Preferred Stock (Series A), 1,100,000 shares issued and outstanding, entitled in liquidation to $1.1 billion	1,100	1,100
4.50% Cumulative Convertible Preferred Stock, 2,558,900 shares issued and outstanding, entitled in liquidation to $256 million	256	256
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 2,095,615 shares issued and outstanding, entitled in liquidation to $209 million	209	209
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 666,467,664 shares issued and outstanding	7	7
Paid-in capital	12,293	12,293
Retained earnings	437	432
Accumulated other comprehensive (loss)	(182)	(182)
Less: treasury stock, at cost: 2,147,724 common shares	(48)	(48)

Total Chesapeake stockholders’ equity	15,569	15,564

Noncontrolling interests	2,327	2,327

Total equity	17,896	17,891

Total capitalization	$30,516	$32,348

(1)	As of March 15, 2013, we had outstanding borrowings of approximately $1.221 billion under our corporate revolving credit facility.
(2)	Borrower is Chesapeake Oilfield Operating, L.L.C.
(3)	These senior notes are due in July 2013. There is approximately $1 million of discount associated with these notes.
(4)	The principal amount shown is based on the dollar/euro exchange rate of $1.3193 to €1.00 as of December 31, 2012.
(5)	Co-issuers are Chesapeake Oilfield Operating, L.L.C. and Chesapeake Oilfield Finance, Inc.
(6)	We intend to use a portion of the net proceeds from this offering to purchase any 2018 Notes that are tendered and accepted for purchase in the concurrent tender offer. To the extent 2018 Notes are purchased in such tender offer, (a) cash and cash equivalents would be reduced by the amount of the aggregate consideration used to purchase such 2018 Notes and (b) the principal amount of the outstanding 2018 Notes would be reduced by the aggregate principal amount of such 2018 Notes that have been so purchased. See “Summary—Recent Developments—Concurrent Tender Offers.”

DESCRIPTION OF NOTES

Chesapeake Energy Corporation will issue the notes offered hereby (the “Notes”) under an indenture dated as of August 2, 2010 (the “Base Indenture”), as supplemented by one or more Supplemental Indentures with respect to the Notes, to be dated the date of delivery of the Notes (which supplemental indenture(s) we refer to as the “Supplemental Indenture” and, together with the Base Indenture, as the “Indenture”) among Chesapeake, as issuer, the Subsidiary Guarantors, as guarantors, and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee for the Notes (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is only a summary of certain material provisions of the Notes and the Indenture. This summary is not a complete description of all the provisions of the Notes and is subject to, and is qualified in its entirety by reference to, the Notes and the Indenture. You should read carefully the section entitled “Description of Chesapeake Debt Securities” in the accompanying prospectus for a description of other material terms of the Notes and the Base Indenture. For more information, we refer you to the Notes, the Base Indenture and the Supplemental Indenture, all of which you may request copies of at our address set forth under the heading “Where You Can Find More Information.” Defined terms used but not otherwise defined in this section shall have the meanings assigned to such terms in the Indenture.

In this description, the words “Chesapeake,” “Company,” “our,” “us” and “we” refer only to Chesapeake Energy Corporation and not to any of its subsidiaries.

General

The Notes will be issued as three new series of debt securities under the Indenture. The Notes will be general unsecured senior obligations of Chesapeake and will be guaranteed by the Subsidiary Guarantors as described below under “—Guarantees.” The Notes will rank pari passu in right of payment with all existing and future Senior Indebtedness of Chesapeake and rank senior in right of payment to all future Subordinated Indebtedness of Chesapeake.

Chesapeake will issue the     % Senior Notes due 2016 (the “2016 Notes”) initially with an aggregate principal amount of $            , the     % Senior Notes due 2021 (the “2021 Notes”) initially with an aggregate principal amount of $             and the     % Senior Notes due 2023 (the “2023 Notes”) initially with an aggregate principal amount of $            . The 2016 Notes will mature on March 15, 2016, the 2021 Notes will mature on June 15, 2021 and the 2023 Notes will mature on March 15, 2023. Each series of Notes will be issued in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

Interest on the 2016 Notes will accrue from March     , 2013 at an annual rate of     % and will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2013, to the Holders of record of the 2016 Notes at the close of business on March 1 or September 1 preceding such interest payment date. Interest on the 2021 Notes will accrue from March     , 2013 at an annual rate of     % and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2013, to the Holders of record of the 2021 Notes at the close of business on June 1 or December 1 preceding such interest payment date. Interest on the 2023 Notes will accrue from March     , 2013 at an annual rate of     % and will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2013, to the Holders of record of the 2023 Notes at the close of business on March 1 or September 1 preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Initially, the Trustee will act as paying agent and registrar for the Notes.

Payment and Transfer

Initially, the Notes will be issued only in global form registered in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”). Beneficial interests in Notes in global form will be shown on, and transfers of interests in Notes in global form will be made only through, records maintained by the Depositary and its participants. Any Notes in definitive form may be presented for registration of transfer or exchange at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the Trustee).

Payment of principal, or any premium or interest on Notes in global form registered in the name of the Depository’s nominee will be made in immediately available funds to the Depository’s nominee, as the registered Holder of such global notes. If any of the Notes is no longer represented by a global note, payment of interest on the Notes in definitive form may, at our option, be made at the corporate trust office of the Trustee indicated above or by check mailed directly to Holders at their respective registered addresses or by wire transfer to an account designated by a Holder.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. No interest will accrue for the period from and after the applicable interest payment date, maturity date or redemption date.

The Notes may be transferred or exchanged, and they may be presented for payment, at the office of the Trustee indicated in the Indenture, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

The registered Holder of a Note will be treated as the owner of it for all purposes, and all references in this “Description of Notes” to “Holders” mean holders of record, unless otherwise indicated.

Further Issuances

We may from time to time, without notice or the consent of the Holders of the Notes of any series, create and issue further Notes of a series ranking equally and ratably with the original Notes of that series in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further Notes, the public offering price and the issue date), so that such further Notes form a single series with the original Notes of that series and have the same terms as to status, redemption or otherwise as the original Notes of that series.

Optional Redemption

2016 Notes.

Except as set forth in the following paragraph, we may not redeem the 2016 Notes prior to March 15, 2014. On and after such date, we may redeem the 2016 Notes, in whole or in part, at our option, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period (or, in the case of the period commencing March 15, 2015, such 12-month period and thereafter) commencing on March 15 of the years set forth below:

Year	Percentage
2014	101.000%
2015 and thereafter	100.000%

Prior to March 15, 2014, we will be entitled at our option to redeem the 2016 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2016 Notes to be redeemed plus the 2016 Make-Whole Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

Notice of redemption of the 2016 Notes must be given to each Holder of the 2016 Notes not less than 30 nor more than 60 days prior to the redemption date in accordance with the Indenture.

2021 Notes.

Except as set forth in the following paragraph, we may not redeem the 2021 Notes prior to June 15, 2016. On and after such date, we may redeem the 2021 Notes, in whole or in part, at our option, at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period (or, in the case of the period commencing June 15, 2019, such 12-month period and thereafter) commencing on June 15 of the years set forth below:

Year	Percentage
2016		%
2017		%
2018		%
2019 and thereafter	100.000%

Prior to June 15, 2016, we will be entitled at our option to redeem the 2021 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Notes to be redeemed plus the 2021 Make-Whole Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

Notice of redemption of the 2021 Notes must be given to each Holder of the 2021 Notes not less than 30 nor more than 60 days prior to the redemption date in accordance with the Indenture.

2023 Notes.

At any time, we will be entitled at our option to redeem the 2023 Notes, in whole or in part, at a redemption price equal to the 2023 Make-Whole Price, plus accrued and unpaid interest, if any, to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of redemption of the 2023 Notes must be given to each Holder of the 2023 Notes not less than 30 nor more than 60 days prior to the redemption date in accordance with the Indenture.

Notice and Selection.

Once a notice of redemption is given in accordance with the Indenture, Notes called for redemption become due and payable on the applicable redemption date at the applicable redemption price. Any notice of redemption for the Notes of any series will state, among other things, the aggregate principal amount and the series of Notes to be redeemed, the redemption date, the redemption price and the name and address of the Paying Agent. If less than all of the Notes of a series are redeemed at any time, the Trustee will select the Notes of such series to be redeemed on a pro rata basis, by lot or, if the Notes of such series are listed on any securities exchange, by any other method that complies with the requirements of such exchange; provided, however, that no Notes with a principal amount of $1,000 or less will be redeemed in part. Unless we default in payment of the applicable redemption price, interest on the Notes to be redeemed will cease to accrue on the applicable redemption date, whether or not such Notes are presented for payment.

Certain Definitions Related to 2016 Notes and 2021 Notes.

“2016 Adjusted Treasury Rate” means, with respect to any redemption date applicable to the 2016 Notes, the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published Federal Reserve Statistical Release H.15 (519) or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System (or, if such release (or any successor release) is not published, any publicly available source of similar market data) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the 2016 Comparable Treasury Issue (if no maturity is within three months before or after March 15, 2014, yields for the two published maturities most closely corresponding to the 2016 Comparable Treasury Issue shall be determined and the 2016 Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), calculated on the third Business Day immediately preceding the redemption date, plus          basis points.

“2016 Comparable Treasury Issue” means the United States Treasury security selected by the Company as having a maturity comparable to the remaining term of the 2016 Notes from the redemption date to March 15, 2014, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to March 15, 2014.

“2016 Make-Whole Premium” means, with respect to a 2016 Note, at any applicable redemption date, the excess of (i) the present value at such redemption date of (A) the redemption price of such Note on March 15, 2014 (such redemption price being described in the first paragraph under “—Optional Redemption—2016 Notes”) exclusive of any accrued interest plus (B) all required remaining scheduled interest payments due on such Note through March 15, 2014 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the 2016 Adjusted Treasury Rate, over (ii) the principal amount of such Note on such redemption date.

“2021 Adjusted Treasury Rate” means, with respect to any redemption date applicable to the 2021 Notes, the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published Federal Reserve Statistical Release H.15 (519) or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System (or, if such release (or any successor release) is not published, any publicly available source of similar market data) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the 2021 Comparable Treasury Issue (if no maturity is within three months before or after June 15, 2016, yields for the two published maturities most closely corresponding to the 2021 Comparable Treasury Issue shall be determined and the 2021 Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), calculated on the third Business Day immediately preceding the redemption date, plus          basis points.

“2021 Comparable Treasury Issue” means the United States Treasury security selected by the Company as having a maturity comparable to the remaining term of the 2021 Notes from the redemption date to June 15, 2016 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 15, 2016.

“2021 Make-Whole Premium” means, with respect to a 2021 Note, at any applicable redemption date, the excess of (i) the present value at such redemption date of (A) the redemption price of such Note on June 15, 2016 (such redemption price being described in the first paragraph under “—Optional Redemption—2021 Notes”) exclusive of any accrued interest plus (B) all required remaining scheduled interest payments due on such Note through June 15, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the 2021 Adjusted Treasury Rate, over (ii) the principal amount of such Note on such redemption date.

“Business Day” means any day on which the New York Stock Exchange is open for trading and which is not a Legal Holiday.

“Legal Holiday” is a Saturday, a Sunday or a day on which banks and trust companies in The City of New York are not required by law or executive order to be open.

Certain Definitions Related to 2023 Notes.

“2023 Make-Whole Amount” with respect to a 2023 Note means an amount equal to any excess of (i) the present value of the remaining principal, any premium, and any interest payments due on such 2023 Note (excluding any portion of such payments of interest accrued as of the redemption date) as if such 2023 Note were redeemed on the Maturity Date (as defined in the Indenture) applicable to the 2023 Notes, computed using a discount rate equal to the 2023 Treasury Rate plus          basis points over (ii) the outstanding principal amount of such 2023 Note.

“2023 Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the date of redemption and the Maturity Date applicable to the 2023 Notes.

“2023 Make-Whole Price” means the sum of the outstanding principal amount of the 2023 Notes to be redeemed plus the 2023 Make-Whole Amount of such 2023 Notes.

“2023 Treasury Rate” means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”), which has become publicly available at least two Business Days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of the 2023 Notes assuming redemption of the 2023 Notes on the Maturity Date applicable to the 2023 Notes; provided, however, that if the 2023 Make-Whole Average Life of such 2023 Notes is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the 2023 Treasury Rate shall be obtained by linear interpolation or extrapolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the 2023 Make-Whole Average Life of such 2023 Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Business Day” means any day on which the New York Stock Exchange is open for trading and which is not a Legal Holiday.

“Legal Holiday” is a Saturday, a Sunday or a day on which banks and trust companies in The City of New York are not required by law or executive order to be open.

Guarantees

Our payment obligations under the Notes will be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors, subject to the limitations described in the following paragraph. The Subsidiary Guarantors include each of our existing wholly owned subsidiaries other than the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica, our other unrestricted subsidiaries and certain de minimis subsidiaries. The Indenture provides that each Person that becomes a Subsidiary after the Issue Date of the Notes and guarantees any other Indebtedness of Chesapeake or a Subsidiary Guarantor in excess of a De Minimis Guaranteed Amount will guarantee the payment of the Notes within 180 days after the later of (i) the date it becomes a Subsidiary and (ii) the date it guarantees such other Indebtedness, provided that no guarantee shall be required if the Subsidiary merges into Chesapeake or merges into an existing Subsidiary Guarantor and the surviving entity remains a Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Guarantee could be reduced to zero. Please read “Risk Factors—Risks Related to the Notes—A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely on only us to satisfy claims.”

Subject to the next succeeding paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(1)	the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Notes pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, and

(2)	immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between Chesapeake and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the Capital Stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be automatically released and relieved of any obligations under its Guarantee.

Further, a Subsidiary Guarantor will be automatically released and relieved from any obligations under its Guarantee if it ceases to guarantee any other Indebtedness of Chesapeake or any other Subsidiary Guarantor other than a De Minimis Guaranteed Amount.

Ranking

Senior Indebtedness versus Notes. The Indebtedness evidenced by the Notes and the Guarantees will be unsecured and will rank pari passu in right of payment to all Senior Indebtedness of Chesapeake and the Subsidiary Guarantors, as the case may be.

As of December 31, 2012, we had an aggregate of approximately $13.065 billion in principal amount of indebtedness outstanding, consisting of (1) approximately $9.997 billion of senior notes issued by Chesapeake (including approximately $464 million in aggregate principal amount of outstanding 2013 Notes that mature in July 2013) that will be pari passu with the Notes, (2) $2.0 billion outstanding under Chesapeake’s unsecured November 2012 term loan that will be pari passu with the Notes and (3) $1.068 billion in borrowings outstanding under the oilfield services revolving bank credit facility and in outstanding notes, the borrowers, issuers and guarantors under which are not guarantors of Chesapeake’s existing senior notes or the Notes. As of

December 31, 2012, we did not have any borrowings outstanding under our corporate revolving bank credit facility, and, as of March 15, 2013, we had outstanding borrowings of approximately $1.221 billion under our corporate revolving credit facility.

After giving effect to the purchase, repayment and/or redemption of the 2013 Notes (approximately $464 million in aggregate principal amount of which was outstanding as of December 31, 2012) and the investment of the remainder of the net proceeds of this offering in cash equivalents as described under “Use of Proceeds,” we would have had, on an as adjusted basis, as of December 31, 2012, unrestricted cash of $2.090 billion and an aggregate of approximately $14.901 billion in principal amount of indebtedness outstanding, consisting of (1) approximately $11.833 billion of senior notes issued by Chesapeake, which includes the principal amount of the Notes, (2) $2.0 billion outstanding under Chesapeake’s unsecured November 2012 term loan, (3) $0 of borrowings outstanding under Chesapeake’s corporate revolving bank credit facility and (4) $1.068 billion in borrowings outstanding under the oilfield services revolving bank credit facility and in outstanding COO 2019 Senior Notes, the borrowers, issuers and guarantors under which are not guarantors of Chesapeake’s existing senior notes or the Notes. In addition, each of CHK C-T and CHK Utica, which are not guarantors of Chesapeake’s existing senior notes or the Notes, is the issuer of a series of preferred stock having an aggregate outstanding liquidation preference of approximately $1.63 billion and $1.65 billion, respectively, as of December 31, 2012.

Secured Indebtedness versus Notes. Secured debt and other secured obligations of Chesapeake and the Subsidiary Guarantors (including obligations with respect to our corporate revolving bank credit facility and our multi-counterparty secured commodity hedging facility) will be effectively senior to the Notes and the Subsidiary Guarantors’ Guarantee thereof to the extent of the value of the assets securing such debt or other obligations. Although the Indenture limits the incurrence of certain Funded Debt that is secured Indebtedness, such limitations are subject to a number of significant qualifications, and the Indenture does not limit the incurrence of secured obligations other than certain Funded Debt or the incurrence of unsecured Indebtedness.

Liabilities of Subsidiaries versus Notes. Substantially all of Chesapeake’s operations are conducted through its subsidiaries. Claims of creditors of any subsidiaries that are not Subsidiary Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred security holders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of Chesapeake’s creditors, including Holders of the Notes. Accordingly, the Notes will be structurally subordinated to creditors (including trade creditors) and any preferred security holders of Chesapeake’s subsidiaries that are not Subsidiary Guarantors. The Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica and our other unrestricted subsidiaries will not guarantee Chesapeake’s obligations under the Notes and, as a consequence, Holders of the Notes will be structurally subordinated to the creditors (including trade creditors and the lenders under the oilfield services revolving bank credit facility) and preferred security holders of the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica and our other unrestricted subsidiaries.

Certain Covenants

The Indenture contains covenants that limit Chesapeake’s and its Restricted Subsidiaries’ ability to:

•	create liens securing certain Funded Debt; and

•	enter into certain Sale/Leaseback Transactions.

Additionally, the Indenture contains covenants that limit Chesapeake’s and the Subsidiary Guarantors’ ability to consolidate, merge and transfer assets. The foregoing covenants are subject to a number of exceptions and qualifications and are described more fully under “Description of Chesapeake Debt Securities—Certain Covenants” in the accompanying prospectus.

No Sinking Fund

We are not required to make any mandatory redemption in sinking fund payments with respect to the Notes.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED SECURITIES

The following is a summary of certain indebtedness that will be outstanding following the consummation of this offering. The summary below does not purport to be complete and is qualified in its entirety by reference to the applicable documents, copies of which we will provide you upon request.

Corporate Revolving Bank Credit Facility

Our corporate revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments (currently both are $4.0 billion) and matures in December 2015. As of December 31, 2012, we had no outstanding borrowings under our corporate revolving bank credit facility and had utilized approximately $31 million of the facility for various letters of credit. As of March 15, 2013, we had outstanding borrowings of approximately $1.221 billion under our corporate revolving bank credit facility. Borrowings under the facility are collateralized by certain of our natural gas and oil proved reserves and bear interest, at our option, at either (i) the greater of the reference rate of Union Bank, N.A. or the U.S. federal funds effective rate plus 0.50%, both of which are subject to a margin that varies from 0.50% to 1.25% per annum according to our senior unsecured long-term debt ratings, or (ii) the Eurodollar rate, which is based on the London Interbank Offered Rate (“LIBOR”), plus a margin that varies from 1.50% to 2.25% per annum according to our senior unsecured long-term debt ratings. The collateral value and borrowing base are determined periodically. The unused portion of the facility is subject to a commitment fee of 0.50% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. Chesapeake Exploration, L.L.C., Chesapeake Appalachia, L.L.C. and Chesapeake Louisiana, L.P., our wholly owned subsidiaries, are the co-borrowers under our corporate revolving bank credit facility and we and all of our other wholly owned subsidiaries, except the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica, our other unrestricted subsidiaries and certain de minimis subsidiaries, are guarantors.

The credit agreement contains various covenants and restrictive provisions, including those restricting our ability to incur additional indebtedness, make investments or loans and create liens. The credit agreement requires us to maintain an indebtedness to total capitalization ratio (as defined in the credit agreement). The credit agreement also requires us to maintain an indebtedness to EBITDA ratio (as defined in the credit agreement). In September 2012, we entered into an amendment to the credit agreement that, among other things, adjusts our required indebtedness to EBITDA ratio covenant through the earlier of (i) December 31, 2013 and (ii) the date on which we elect to reinstate the indebtedness to EBITDA ratio in effect prior to the amendment (in either case, the “Amendment Effective Period”). The amendment initially increased the maximum indebtedness to EBITDA ratio and revised the required ratio for the next four quarters as shown below. The ratio returns to 4.00 to 1.00 as of December 31, 2013 and thereafter.

Effective Date	Indebtedness to EBITDA Ratio
December 31, 2012	5.00 to 1.00
March 31, 2013	4.75 to 1.00
June 30, 2013	4.50 to 1.00
September 30, 2013	4.25 to 1.00

Our actual indebtedness to EBITDA ratio as of December 31, 2012 was approximately 3.91 to 1.00. The ratio compares consolidated indebtedness to consolidated EBITDA, both non-GAAP financial measures that are defined in the credit facility agreement, for the 12-month period ending on the measurement date.

The credit facility amendment increases the applicable margin by 0.25% for borrowings under the corporate credit facility on each day during the Amendment Effective Period when borrowings exceed 50% of the borrowing capacity and requires us to pay a fee to each lender in an amount equal to 0.05% of its revolving commitment if the Amendment Effective Period is in effect on June 30, 2013. Based on current commitment levels, this would result in an additional payment of $2 million. In addition, the amendment does not allow our collateral value securing the borrowings to be more than $75 million below the collateral value that was in effect as of September 30, 2012 during the Amendment Effective Period.

November 2012 Term Loan

In November 2012, we entered into an unsecured five-year term loan credit facility in an aggregate principal amount of $2.0 billion and received net proceeds of $1.935 billion (the “November 2012 term loan”). As of December 31, 2012, we had $2.0 billion outstanding borrowings under the November 2012 term loan. Our obligations under the term loan rank equally with our outstanding senior notes and contingent convertible senior notes and are unconditionally guaranteed on a joint and several basis by our direct and indirect wholly owned domestic subsidiaries that are subsidiary guarantors under the indentures for such notes. Amounts borrowed under the term loan, which priced at 98% of par, bear interest at LIBOR plus 4.5%. The LIBOR rate is subject to a floor of 1.25% per annum. The term loan is non-callable in the first year but may be voluntarily repaid without penalty in the second and third years at par plus a specified call premium and may be voluntarily repaid at any time thereafter at par.

The November 2012 term loan contains various covenants and restrictive provisions, including those restricting our ability to incur additional indebtedness, make investments, loans and restricted payments and create liens.

Senior Notes

At December 31, 2012, we had $8.086 billion in principal amount of senior notes outstanding, excluding the COO 2019 Senior Notes discussed under “ —Chesapeake Oilfield Operating, L.L.C. 6.625% Senior Notes due 2019,” and $1.911 billion in principal amount of contingent convertible senior notes outstanding. There are no scheduled principal payments required on any of our senior notes until their final maturities, the first of which occurs in July 2013 when $464 million is due, other than with respect to the 2019 Notes, which have been called for redemption and will be redeemed on May 13, 2013 at par value, plus accrued and unpaid interest to the redemption date, subject to a favorable ruling from the Court in the 2019 Notes Litigation. See “Summary—Recent Developments—6.775% Senior Notes due 2019 Litigation” and “Risk Factors—There is pending litigation with respect to our ability to redeem the 2019 Notes at par value, the ultimate outcome of which could impact our use of proceeds from this offering.”

Our outstanding senior notes are senior, unsecured obligations that rank pari passu in right of payment with all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. Our outstanding senior notes are jointly and severally, fully and unconditionally guaranteed by certain of our subsidiaries, excluding the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica, our other unrestricted subsidiaries and certain de minimis subsidiaries.

Our contingent convertible senior notes are senior unsecured obligations of Chesapeake Energy Corporation and rank pari passu in right of payment to all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. The contingent convertible senior notes are fully and unconditionally guaranteed, jointly and severally, by certain of our subsidiaries, excluding the Chesapeake Oilfield Services Companies, CHK C-T, CHK Utica, our other unrestricted subsidiaries and certain de minimis subsidiaries. The indentures governing the contingent convertible senior notes do not have any financial or restricted payment covenants.

The holders of our contingent convertible senior notes may require us to repurchase, in cash, all or a portion of their notes at 100% of the principal amount of the notes on any of four dates that are five, ten, fifteen and twenty years before the maturity date. The notes are convertible, at the holder’s option, prior to maturity under certain circumstances into cash and, if applicable, shares of our common stock using a net share settlement process. One such triggering circumstance is when the price of our common stock exceeds a threshold amount during a specified period in a fiscal quarter. Convertibility based on common stock price is measured quarter by quarter. In the fourth quarter of 2012, the price of our common stock was below the threshold level for each series of the contingent convertible senior notes during the specified period and, as a result, the holders do not have the option to convert their notes into cash and common stock in the first quarter of 2013 under this provision. The notes are also convertible, at the holder’s option, during specified five-day periods if the trading price of the notes, is below certain levels determined by reference to the trading price of our common stock. In general, upon conversion of a contingent convertible senior note, the holder will receive cash equal to the principal amount of the note and common stock for the note’s conversion value in excess of such principal amount. We will pay contingent interest on the convertible senior notes after they have been outstanding at least ten years, under certain conditions. We may redeem the convertible senior notes once they have been outstanding for ten years at a redemption price of 100% of the principal amount of the notes, payable in cash. The optional repurchase dates, the common stock price conversion threshold amounts and the ending date of the first six-month period contingent interest may be payable for the contingent convertible senior notes are as follows:

Contingent Convertible Senior Notes	Repurchase Dates	Common Stock Price Conversion Thresholds	Contingent Interest First Payable (if applicable)
2.75% due 2035	November 15, 2015, 2020, 2025, 2030	$48.31	May 14, 2016
2.50% due 2037	May 15, 2017, 2022, 2027, 2032	$63.93	November 14, 2017
2.25% due 2038	December 15, 2018, 2023, 2028, 2033	$107.01	June 14, 2019

Chesapeake Oilfield Operating, L.L.C. 6.625% Senior Notes due 2019

In October 2011, our wholly owned subsidiaries, COO and Chesapeake Oilfield Finance, Inc., issued $650 million principal amount of 6.625% Senior Notes due 2019 (the “COO 2019 Senior Notes”) in a private placement.

The COO 2019 Senior Notes are the unsecured senior obligations of COO and rank equally in right of payment with all of COO’s other existing and future senior unsecured indebtedness and rank senior in right of payment to all of its future subordinated indebtedness. The COO 2019 Senior Notes are jointly and severally, fully and unconditionally guaranteed by all of COO’s wholly owned subsidiaries, other than de minimis subsidiaries. The COO 2019 Senior Notes may be redeemed at any time at specified make-whole or redemption prices and, prior to November 15, 2014, up to 35% of the aggregate principal amount may be redeemed in connection with certain equity offerings. Holders of the COO 2019 Senior Notes have the right to require COO to repurchase their notes upon a change of control on the terms set forth in the indenture governing the COO 2019 Senior Notes, and COO must offer to repurchase the notes upon certain asset sales. The COO 2019 Senior Notes are subject to covenants that may, among other things, limit the ability of COO and its subsidiaries to make restricted payments, incur indebtedness, issue preferred stock, create liens, and consolidate, merge or transfer assets. The COO 2019 Senior Notes have cross default provisions that apply to other indebtedness COO or any of its guarantor subsidiaries may have from time to time with an outstanding principal amount of $50 million or more.

Under a registration rights agreement, we agreed to file a registration statement within 365 days after the closing of the COO 2019 Senior Notes offering enabling holders of the notes to exchange the privately placed notes for publicly registered notes with substantially the same terms. We are required to use our commercially reasonable best efforts to cause the registration statement to become effective as soon as practicable after filing and to consummate the exchange offer on the earliest practicable date after such date, but in no event later than 60 days after the date the registration statement has become effective. We also agreed to make additional interest payments to holders, up to a maximum of 1% per annum, of the COO 2019 Senior Notes if we do not comply with our obligations under the registration rights agreement. We did not file a registration statement within 365 days after the closing of the COO 2019 Senior Notes and in 2012 accrued approximately $1 million of additional expense we expect to incur related to this delay.

Oilfield Services Revolving Bank Credit Facility

In November 2011, COO entered into a $500 million revolving bank credit facility used to fund capital expenditures and for general corporate purposes associated with our oilfield services operations. Borrowings under the oilfield services revolving bank credit facility are secured by all of the assets of the wholly owned subsidiaries of COO, itself an indirect wholly owned subsidiary of Chesapeake. The facility has initial commitments of $500 million and may be expanded to $900 million at COO’s option, subject to additional bank participation. Borrowings under the credit facility are secured by all of the equity interests and assets of COO and its wholly owned subsidiaries (the restricted subsidiaries for this facility, but they are unrestricted subsidiaries under Chesapeake’s senior notes, contingent convertible senior notes, term loan and corporate revolving bank credit facility), and bear interest at COO’s option at either (i) the greater of the reference rate of Bank of America, N.A., the federal funds effective rate plus 0.50%, or one-month LIBOR plus 1.00%, all of which are subject to a margin that varies from 1.00% to 1.75% per annum, or (ii) the Eurodollar rate, which is based on LIBOR plus a margin that varies from 2.00% to 2.75% per annum. The unused portion of the credit facility is subject to a commitment fee that varies from 0.375% to 0.50% per annum. Both margins and commitment fees are determined according to the most recent leverage ratio described below. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals.

The oilfield services revolving bank credit facility agreement contains various covenants and restrictive provisions which limit the ability of COO and its restricted subsidiaries to incur additional indebtedness, make investments or loans and create liens. The agreement requires maintenance of a leverage ratio based on the ratio of lease adjusted indebtedness to earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”), a senior secured leverage ratio based on the ratio of secured indebtedness to EBITDA and a fixed charge coverage ratio based on the ratio of EBITDAR to lease adjusted interest expense, in each case as defined in the agreement. COO was in compliance with all covenants under the agreement at December 31, 2012. If COO or its restricted subsidiaries should fail to perform their obligations under the agreement, the revolving credit commitment could be terminated and any outstanding borrowings under the facility could be declared immediately due and payable. Such acceleration, if involving a principal amount of $50 million or more, would constitute an event of default under the indenture governing the COO 2019 Senior Notes, which could in turn result in the acceleration of the COO 2019 Senior Notes. The oilfield services revolving credit facility agreement also has cross default provisions that apply to other indebtedness COO and its restricted subsidiaries may have from time to time with an outstanding principal amount in excess of $15 million.

Chesapeake and its subsidiaries other than the Chesapeake Oilfield Services Companies are not borrowers under, or otherwise obligated on, the oilfield services revolving bank credit facility.

CHK Cleveland Tonkawa, L.L.C. Perpetual Preferred Shares

In March 2012, our wholly owned subsidiary, CHK C-T, issued $1.25 billion of perpetual preferred shares (the “CHK C-T Preferred Shares”). CHK C-T owns approximately 245,000 net leasehold acres within an area of mutual interest in the Cleveland and Tonkawa plays covering Ellis and Roger Mills counties in western Oklahoma. We own all the common shares in CHK C-T and, subject to customary minority interest protections afforded the holders of the CHK C-T Preferred Shares and the terms of the limited liability company operating agreement (the “CHK C-T LLC Agreement”), we control CHK C-T.

Dividends on the Preferred Shares are payable on a quarterly basis at a rate of 6% per annum based on $1,000 per share. This dividend rate is subject to increase in limited circumstances in the event that and only for so long as revenues from the assets owned by CHK C-T are insufficient to fund the dividend in full in any quarter whether as a result of capital expenditures, drilling results or otherwise. We have retained an option to repurchase the CHK C-T Preferred Shares for cash in whole or in part in accordance with the CHK C-T LLC Agreement at a valuation expected to equal the greater of a 9% internal rate of return or a return on investment of 1.35x, in each case inclusive of dividends paid through redemption at the rate of 6% per annum and optional distributions made through the applicable redemption date. In the event that such repurchase does not occur on or prior to March 31, 2019, the repurchase would be effected at a higher valuation.

CHK Utica, L.L.C. Perpetual Preferred Shares

During November and December 2011, our wholly owned subsidiary, CHK Utica, issued $1.25 billion of perpetual preferred shares (the “CHK Utica Preferred Shares”). CHK Utica owns approximately 700,000 net leasehold acres within an area of mutual interest in the Utica Shale play covering 13 counties located primarily in eastern Ohio. We own all the common shares in CHK Utica and, subject to customary minority interest protections afforded the holders of the CHK Utica Preferred Shares and the terms of the limited liability company operating agreement (the “CHK Utica LLC Agreement”), we control CHK Utica.

Dividends on the Preferred Shares are payable on a quarterly basis at a rate of 7% per annum based on $1,000 per share. This dividend rate is subject to increase in limited circumstances in the event that and only for so long as revenues from the assets owned by CHK Utica are insufficient to fund the dividend in full in any quarter whether as a result of capital expenditures, drilling results or otherwise. We have retained an option to repurchase the CHK Utica Preferred Shares for cash in whole or in part in accordance with the CHK Utica LLC Agreement at a valuation expected to equal the greater of a 10% internal rate of return or a return on investment of 1.4x, in each case inclusive of dividends paid through redemption at the rate of 6% per annum and optional distributions made through the applicable redemption date. In the event that such repurchase does not occur on or prior to October 31, 2018, the repurchase would be effected at a higher valuation.

Other Unrestricted Subsidiaries

We refer to MAC-LP, L.L.C., Mid-America Midstream Gas Services, L.L.C., Peake Fuel Solutions, L.L.C. and Ventura, LLC as our “other unrestricted subsidiaries”. These entities are wholly owned, non-de minimis subsidiaries, which, in addition to Chesapeake Oilfield Services Companies, CHK C-T and CHK Utica, have been designated as unrestricted subsidiaries under our corporate revolving bank credit facility. Our other unrestricted subsidiaries do not guarantee any of our outstanding indebtedness, including borrowings under Chesapeake’s corporate revolving bank credit facility, senior notes issued by Chesapeake, borrowings under Chesapeake’s November 2012 term loan, borrowings under the oilfield services revolving bank credit facility or the COO 2019 Senior Notes, and our other unrestricted subsidiaries will not guarantee the notes offered hereby. As of December 31, 2012, our other unrestricted subsidiaries had $0 of outstanding indebtedness. For financial information related to our subsidiary guarantors and non-guarantor subsidiaries, see Note 18 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein.

BOARD OF DIRECTORS

Archie W. Dunham

Archie W. Dunham, 74, has been the Non-Executive Chairman of our Board of Directors since June 2012. Mr. Dunham served as Chairman of ConocoPhillips (NYSE:COP) from 2002 until his retirement in 2004. Prior to that, he served as Chairman, President and Chief Executive Officer of Conoco Inc. from 1999 to 2002, after being elected President and Chief Executive Officer in 1996. Mr. Dunham currently serves on the Board of Directors of Union Pacific Corporation (NYSE:UNP) and Louisiana-Pacific Corporation (NYSE:LPX). Mr. Dunham was a director of Phelps Dodge Corporation from 1998 to 2007 and Pride International, Inc. from 2005 until May 2011. Mr. Dunham is a member of Deutsche Bank’s Advisory Board. He is the past Chairman of the National Association of Manufacturers, the United States Energy Association and the National Petroleum Council.

Bob G. Alexander

Bob G. Alexander, 79, has been a member of our Board of Directors since June 2012. Mr. Alexander, a founder of Alexander Energy Corporation, served as Chairman of the Board, President and Chief Executive Officer of Alexander Energy from 1980 to 1996. Alexander Energy merged with National Energy Group, Inc., an oil and gas property management company, in 1996 and Mr. Alexander served as President and Chief Executive Officer from 1998 to 2006. From 1976 to 1980, Mr. Alexander served as Vice President and General Manager of the Northern Division of Reserve Oil, Inc. and President of Basin Drilling Corporation, both subsidiaries of Reserve Oil and Gas Company of Denver, Colorado. He currently serves on the Board of Directors of Transatlantic Petroleum Corporation (AMEX:TAT) and CVR Energy, Inc. (NYSE:CVI). Mr. Alexander also served as a director of Quest Resource Corporation from June to August 2008. Mr. Alexander has served on numerous committees with the Independent Petroleum Association of America, the Oklahoma Independent Petroleum Association and the State of Oklahoma Energy Commission.

Vincent J. Intrieri

Vincent J. Intrieri, 56, has been a member of our Board of Directors since June 2012. Mr. Intrieri has been employed by Icahn-related entities since October 1998 in various investment related capacities. Since January 2008, Mr. Intrieri has served as Senior Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages private investment funds. In addition, since November 2004, Mr. Intrieri has been a Senior Managing Director of Icahn Onshore LP, the general partner of Icahn Partners LP, and Icahn Offshore LP, the general partner of Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, entities through which Mr. Icahn invests in securities. Mr. Intrieri has been a director of CVR Refining GP, LLC, the general partner of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; Navistar International Corporation, a truck and engine manufacturer, since October 2012; CVR Energy, Inc., an independent petroleum refiner and marketer of high value transpiration fuels, since May 2012; and Federal-Mogul Corporation, a supplier of automotive powertrain and safety components, since December 2007. Mr. Intrieri was previously a director of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion) from July 2006 to September 2012, and was Senior Vice President of Icahn Enterprises G.P. Inc. from October 2011 to September 2012; a director of Dynegy Inc., a company primarily engaged in the production and sale of electric energy, capacity and ancillary services, from March 2011 to September 2012; chairman of the board and a director of PSC Metals Inc., a metal recycling company, from December 2007 to April 2012; a director of Motorola Solutions, Inc., a provider of communication products and services, from January 2011 to March 2012; a director of XO Holdings, a telecommunications company, from February 2006 to August 2011; a director of National Energy Group, Inc., a company that was engaged in the business of managing the exploration, production and operations of natural gas and oil properties, from December 2006 to June 2011; a director of

American Railcar Industries, Inc., a railcar manufacturing company, from August 2005 until March 2011; a director of WestPoint International, Inc., a manufacturer and distributor of home fashion consumer products, from November 2005 to March 2011; Chairman of the board and a director of Viskase Companies, Inc., a meat casing company, from April 2003 through March 2011; a director of WCI Communities, Inc., a homebuilding company, from August 2008 to September 2009; a director of Lear Corporation, a global supplier of automotive seating and electrical power management systems and components, from November 2006 to November 2008; and President and Chief Executive Officer of Philip Services Corporation, an industrial services company, from April 2005 to September 2008. CVR Refining, CVR Energy, Federal-Mogul, PSC Metals, XO Holdings, National Energy Group, American Railcar Industries, WestPoint Home, Viskase Companies and Philip Services each are or previously were indirectly controlled by Carl C. Icahn. Mr. Icahn also has or previously had a non-controlling interest in Navistar, Chesapeake, Dynegy, Motorola Solutions, WCI Communities and Lear through the ownership of securities. Mr. Intrieri was a certified public accountant.

R. Brad Martin

R. Brad Martin, 61, has been a member of our Board of Directors since June 2012. Mr. Martin is the Chairman of RBM Venture Company, a private investment company. He was Chairman and Chief Executive Officer of Saks Incorporated (NYSE:SKS) from 1989 to January 2006, and remained Chairman until his retirement in May 2007. Mr. Martin currently serves as a director of FedEx Corporation (NYSE:FDX), First Horizon National Corporation (NYSE:FHN) and Dillard’s Inc. (NYSE:DDS). He was previously a director of Caesars Entertainment Corporation (NASDAQ:CZR) (formerly Harrah’s Entertainment, Inc.), lululemon athletica inc. (NASDAQ:LULU), Gaylord Entertainment Company (now Ryman Hospitality Properties, Inc.) and Ruby Tuesday, Inc. (NYSE:RT).

Aubrey K. McClendon

Aubrey K. McClendon, 53, has served as our Chief Executive Officer since co-founding Chesapeake in 1989 and President since June 2012. Mr. McClendon previously served as Chairman of the Board from 1989 to June 2012. Mr. McClendon served as a director of the general partner of Access Midstream Partners, L.P. (NYSE: ACMP), formerly Chesapeake Midstream Partners, L.P., from January 2010 to June 2012. On January 29, 2013, Mr. McClendon agreed with the Board to retire from Chesapeake, effective no later than April 1, 2013. See “Summary—Recent Developments—Composition of the Board of Directors; CEO Departure” and “Risk Factors—Risks Related to Our Business—We are currently involved in a search for a new CEO and if this search is delayed or if we were to lose the services of other key personnel, our business could be negatively impacted.”

Merrill A. “Pete” Miller, Jr.

Merrill A. (“Pete”) Miller, Jr., 62, has been a member of our Board of Directors since 2007 and was our Lead Independent Director from March 2010 to June 2012. Mr. Miller is Chairman, President and Chief Executive Officer of National Oilwell Varco, Inc. (NYSE:NOV), a supplier of oilfield services, equipment and components to the worldwide oil and natural gas industry. Mr. Miller joined NOV in 1996 as Vice President of Marketing, Drilling Systems and was promoted in 1997 to President of the company’s products and technology group. In 2000, he was named President and Chief Operating Officer, in 2001 was elected President and Chief Executive Officer and in 2002 was also elected Chairman of the Board. Mr. Miller served as President of Anadarko Drilling Company from 1995 to 1996. Prior to his service at Anadarko, Mr. Miller spent fifteen years at Helmerich & Payne International Drilling Company (NYSE:HP) in Tulsa, Oklahoma, serving in various senior management positions, including Vice President, U.S. Operations. Mr. Miller serves on the Board of Directors for the Offshore Energy Center, Petroleum Equipment Suppliers Association and Spindletop International, and is a member of the National Petroleum Council.

Frederic M. Poses

Frederic M. Poses, 70, has been a member of our Board of Directors since June 2012. Mr. Poses is the Chief Executive Officer of Ascend Performance Materials, a private company. Previously, he was Chairman and Chief Executive Officer of Trane Inc. (formerly American Standard Companies, Inc.), a subsidiary of Ingersoll Rand (NYSE:IR), from 1999 to 2008. He previously spent 30 years at AlliedSignal, Inc. and predecessor companies from 1969 to 1999, most recently as President and Chief Operating Officer. He currently serves as non-executive Chairman of the Board of Directors of TE Connectivity Ltd. (NYSE:TEL) and a director of Raytheon Company (NYSE:RTN). He is a former director of Centex Corporation (now Pulte Homes) and WABCO Holdings Inc. (NYSE:WBC).

Louis A. Simpson

Louis A. Simpson, 76, has been a member of our Board of Directors since June 2011. He is the Chairman of SQ Advisors, LLC, a private investment company. Mr. Simpson served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation (a subsidiary of Berkshire Hathaway Corporation) from 1993 until his retirement on December 31, 2010. From 1985 to 1993, he served as Vice Chairman of the Board of GEICO. Mr. Simpson joined GEICO in 1979 as Senior Vice President and Chief Investment Officer. Prior to joining GEICO, Mr. Simpson was President and Chief Executive Officer of Western Asset Management, a subsidiary of the Los Angeles, California-based Western Bancorporation. Previously, Mr. Simpson was a partner at Stein Roe and Farnham, a Chicago, Illinois investment firm, and an instructor of economics at Princeton University. Mr. Simpson has also served as a director of VeriSign, Inc. (NASDAQ:VRSN) since 2005 and served as a director of SAIC, Inc. (NYSE:SAI) from 2006 to 2012. He was previously a director of Western Asset Funds Inc. and Western Asset Income Fund and a trustee of Western Asset Premier Bond Fund until 2006.

Louis A. Raspino

Louis A. Raspino, 60, has been a member of our Board of Directors since March 7, 2013 when he was appointed to the vacancy created by the retirement of V. Burns Hargis. Mr. Raspino was President and Chief Executive Officer of Pride International Inc., an international provider of contract drilling and related services to oil and natural gas companies, from June 2005 until the sale of the company in May 2011. He was the Executive Vice President and Chief Financial Officer of Pride International Inc. from December 2003 until June 2005. Before joining Pride International in December 2003, he was Senior Vice President and Chief Financial Officer of Grant Prideco, Inc., a manufacturer of drilling and completion products supplying the energy industry, from July 2001 until December 2003. Previously, he was Vice President of Finance for Halliburton Company, Senior Vice President and Chief Financial Officer of The Louisiana Land & Exploration Company and began his career with Ernst & Young. He has been a director of Dresser-Rand Group, Inc. (NYSE:DRC) since 2005 and a director of Forum Energy Technologies (NYSE:FET) since 2012.

Board Committees

The Board has established standing committees—Audit Committee, Compensation Committee and Nominating, Governance and Social Responsibility Committee.

The Board has determined that all of the members of each of the Board’s standing committees are independent under the NYSE rules, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Audit Committee

The current members of our Audit Committee are Messrs. Raspino, Martin and Miller. Mr. Raspino is the chair of the Audit Committee. All members of the Audit Committee meet the financial literacy standard required by the NYSE rules and at least one member qualifies as having accounting or related financial management expertise under the NYSE rules. Messrs. Raspino, Martin and Miller are independent, as determined by the Board in accordance with Section 10A of the Exchange Act. Messrs. Raspino, Martin and Miller have been designated by the Board as “audit committee financial experts”, as defined in Item 407(d) of Regulation S-K.

Compensation Committee

The current members of our Compensation Committee are Messrs. Miller, Alexander and Martin, all of whom are independent members of the Board. Mr. Miller is the chair of the Compensation Committee.

Nominating, Governance and Social Responsibility Committee

The current members of our Nominating, Governance and Social Responsibility Committee are Messrs. Simpson, Dunham, Intrieri and Poses, all of whom are independent members of the Board. Mr. Simpson is the chair of the Nominating, Governance and Social Responsibility Committee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by an initial holder of the notes who purchases the notes for cash at the original offering price, who holds the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who does not have a special tax status. This discussion is based upon the Code, Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, such as the unearned income Medicare contribution tax or potential reporting obligations arising under the Hiring Incentives to Restore Employment Act of 2010, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold the notes through partnerships or other pass-through entities, regulated investment companies, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion also does not address the effects of other U.S. federal tax laws (such as estate and gift tax laws) and any applicable foreign, state or local tax laws.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS.

Existence of the Optional Redemption

We do not intend to treat the possibility of the payment of additional amounts in respect of the optional redemption described in “Description of Notes—Optional Redemption” as (i) affecting the determination of the yield to maturity of the notes, (ii) giving rise to original issue discount or recognition of ordinary income on the sale, exchange or redemption of the notes or (iii) resulting in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our treatment will be binding on all holders, except a holder that discloses its differing treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the note was acquired.

Consequences to U.S. Holders

You are a U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are:

•	an individual U.S. citizen or resident alien;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that either (i) is subject to the supervision of a court within the United States and which has one or more U.S. persons (as defined in the Code) with authority to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

You will be required to include any stated interest payments in income in accordance with your method of accounting for U.S. federal income tax purposes. If you are a cash method taxpayer, you must report interest on the notes as ordinary income when you receive it. If you are an accrual method taxpayer, you must report the interest on the notes as ordinary income as it accrues.

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the disposition of a note by sale, exchange, redemption or other disposition, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized (other than accrued and unpaid interest, which, if not previously included in income, will be treated as interest as described above) on the disposition and (ii) your adjusted U.S. federal income tax basis in the note. Your tax basis in a note is your cost subject to certain adjustments. Any capital gain or loss will be long-term capital gain or loss if you have held the note for longer than one year. The deductibility of capital losses is subject to certain limitations.

Consequences to Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes (other than an entity treated as a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or interest on the notes under the portfolio interest exemption provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury Regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

The exemption from withholding tax will not apply unless (a) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify under penalties of perjury, that you are not a U.S. person, (b) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN (or successor form) from you and provides us with a copy, or (c) you hold your notes directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder.

If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Interest. If you are engaged in an active trade or business in the United States and interest on the notes is effectively connected with the active conduct of that trade or business (and, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you), you will be subject to U.S. federal income tax on the interest on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to certain adjustments, including earnings and profits from an investment in the notes, that are effectively connected with the active conduct by you of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of the Notes. Any gain or income realized on the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. federal income tax unless:

•

that gain or income is effectively connected with the conduct of an active trade or business in the United States by you (or, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you),

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are present, or

•	the gain represents accrued interest, in which case the rules for taxation of interest would apply.

If you are a holder subject to U.S. federal income tax under the first bullet point, you will be taxed on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax as explained above. Holders subject to U.S. federal income tax under the second bullet point will be taxed on the net gain at a 30% rate.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the notes with respect to U.S. holders (unless such holder is an exempt recipient such as a corporation), and backup withholding, currently at a rate of 28%, may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS.

Non-U.S. Holders

Payments to non-U.S. holders of interest on a note and any amounts withheld from such payments generally will be reported to the IRS and you. Backup withholding will not apply to payments of principal and interest on the notes if you certify as to your non-U.S. holder status on an IRS Form W-8BEN (or successor form) under penalties of perjury or you otherwise qualify for an exemption (provided that neither we nor our agent know or have reason to know that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or you otherwise qualify for an exemption. The proceeds of a disposition effected outside the United States by a non-U.S. holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE EACH PROSPECTIVE INVESTOR TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the subsidiary guarantors and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, the underwriters have severally agreed to purchase the principal amount of each series of notes indicated opposite their name in the following table.

Underwriters	Principal Amount of 2016 Notes	Principal Amount of 2021 Notes	Principal Amount of 2023 Notes
Morgan Stanley & Co. LLC	$	$	$
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
	$	$	$

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The notes are new issues of securities. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to another underwriter a portion of the underwriting discount received by it because such other underwriter has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Selling Restrictions Concerning the Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the notes to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus supplement or any other materials related to the offering or information contained therein relating to the notes has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated (and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the notes in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the notes has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the notes may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation

No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “Selling restrictions concerning the Member States of the European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Selling Restrictions Concerning Hong Kong, Japan, and Singapore

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Other Matters Relating to the Underwriters

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3 million. The underwriters have agreed to reimburse us for up to $150,000 in expenses incurred by us in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which activities may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Affiliates of certain of the underwriters are counterparties to our multi-counterparty secured commodity hedging facility. Affiliates of certain of the underwriters are lenders under our corporate revolving bank credit facility and may be repaid with a portion of the net proceeds of this offering. Affiliates of certain of the underwriters are lenders under the November 2012 term loan. Affiliates of certain of the underwriters are also lenders under our oilfield services revolving bank credit facility. Affiliates of certain of our underwriters are parties to volumetric production payment transactions with us. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as Dealer Managers in the concurrent tender offers for the 2013 Notes and the 2018 Notes. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. To the extent the underwriters or their affiliates own any of the 2013 Notes or the 2018 Notes, they may receive a portion of the net proceeds of this offering.

Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or both of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member are not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, have not been approved and/or endorsed by us or such underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Settlement

We expect that delivery of the notes will be made against payment therefor on or about             , 2013, which is the      business day following the date of pricing of the notes (such settlement being referred to as “T+    ”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+    , to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

We have filed with the SEC a Registration Statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement supplements the prospectus that is a part of such Registration Statement and does not contain all of the information relevant to an investment in the notes. You should read carefully the accompanying prospectus for a description of the material terms of the notes not contained herein. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may view a copy of the Registration Statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

We incorporate by reference in this prospectus supplement the following documents filed with the SEC pursuant to the Exchange Act:

•	our Proxy Statement on Schedule 14A filed with the SEC on May 11, 2012 and relating to the 2012 Annual Meeting of Shareholders;

•	our Annual Report on Form 10-K, for the fiscal year ended December 31, 2012; and

•

our Current Reports on Form 8-K dated December 27, 2012, January 7, 2013, January 30, 2013, February 4, 2013, February 20, 2013 and March 7, 2013 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is deemed not filed under the Exchange Act).

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is not deemed filed under the Exchange Act) subsequent to the date of this filing and prior to the termination of this offering, to be a part of this prospectus supplement from the date of the filing of such document.

The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus supplement.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas, oil and NGL production and future expenses, estimated operating costs, assumptions regarding future natural gas, oil and NGL prices, planned drilling activity and drilling and completion capital expenditures (including the use of joint venture drilling carries), and anticipated sales, as well as statements concerning anticipated cash flow and liquidity, covenant compliance, debt reduction, business strategy, use of proceeds from this offering and other plans and objectives for future operations. Pending sales transactions are subject to closing conditions and may not be completed in the time frame anticipated. We do not have binding agreements for all of our planned asset sales. Our ability to consummate each of these transactions is subject to changes in market conditions and other factors. If one or more of the transactions is not completed in the anticipated time frame, or at all, or for less proceeds than anticipated, our ability to fund budgeted capital expenditures and reduce our indebtedness as planned could be adversely affected. For sales transactions that have closed, we may not be able to satisfy all the requirements necessary to receive proceeds subject to title and other contingencies. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors.” These factors include:

•	the volatility of natural gas, oil and NGL prices;

•	the limitations our level of indebtedness may have on our financial flexibility;

•	declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;

•	the availability of capital on an economic basis, including planned sales, to fund reserve replacement costs;

•	our ability to replace reserves and sustain production;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and the amount and timing of development expenditures;

•	inability to generate profits or achieve targeted results in our development and exploratory drilling and well operations;

•	leasehold terms expiring before production can be established;

•	hedging activities resulting in lower prices realized on natural gas, oil and NGL sales and the need to secure hedging liabilities;

•	drilling and operating risks, including potential exposure to environmental liabilities;

•	changes in legislation and regulation adversely affecting our industry and our business;

•	general economic conditions negatively impacting us and our business counterparties;

•	oilfield services shortages, pipeline and gathering system capacity constraints and transportation interruptions that could adversely affect our cash flow;

•	losses possible from pending or future litigation and governmental proceedings; and

•	cyber attacks targeting our systems and infrastructure adversely impacting our operations.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information.”

LEGAL MATTERS

The validity of the issuance of the notes and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Bracewell & Giuliani LLP and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

EXPERTS

The financial statements and related financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2012, were based in part upon reserve reports prepared by Ryder Scott Company, L.P., PetroTechnical Services, Division of Schlumberger Technology Corporation and Netherland, Sewell & Associates, Inc., independent petroleum engineers. We have incorporated these estimates in this prospectus supplement by reference to such Annual Report in reliance on the authority of each such firm as experts in such matters.

PROSPECTUS

Chesapeake Energy Corporation

Debt Securities

We may from time to time offer and sell debt securities of one or more series. We may offer and sell those securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Each time securities are sold pursuant to the registration statement to which this prospectus relates, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 3, 2010

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Chesapeake,” “we,” or “our” are to Chesapeake Energy Corporation and its subsidiaries.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the debt securities that we may offer. Each time we offer debt securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. You should rely only on the information included or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. You should not assume that the information in the prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

ABOUT US

Chesapeake Energy Corporation is one of the largest producers of natural gas in the United States. Headquartered in Oklahoma City, the company’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Fayetteville, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford Shale, Granite Wash and various other unconventional oil plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000. Further information is available at www.chk.com. Information that you may find on our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements other than statements of historical fact and give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, expected natural gas and oil production and future expenses, assumptions regarding future natural gas and oil prices, planned capital expenditures, and anticipated asset acquisitions and sales, as well as statements concerning anticipated cash flow and liquidity, business strategy and other plans and objectives for future operations. Disclosures concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” in the accompanying prospectus supplement and in the information incorporated by reference in this prospectus and include, among others:

•	the volatility of natural gas and oil prices;

•	the limitations our level of indebtedness may have on our financial flexibility;

•	declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;

•	the availability of capital on an economic basis, including planned asset monetization transactions, to fund reserve replacement costs;

•	our ability to replace reserves and sustain production;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves and projecting future rates of production and the timing of development expenditures;

•	potential differences in our interpretations of new reserve disclosure rules and future SEC guidance;

•	inability to generate profits or achieve targeted results in our development and exploratory drilling and well operations;

•	leasehold terms expiring before production can be established;

•	hedging activities resulting in lower prices realized on natural gas and oil sales and the need to secure hedging liabilities;

•	a reduced ability to borrow or raise additional capital as a result of lower natural gas and oil prices;

•	drilling and operating risks, including potential environmental liabilities;

•	changes in legislation and regulation adversely affecting our industry and our business;

•	general economic conditions negatively impacting us and our business counterparties;

•	transportation capacity constraints and interruptions that could adversely affect our cash flow;

•	losses possible from pending or future litigation; and

•	our ability to execute securities offerings, arrange joint ventures and effect other asset monetizations as planned.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

We incorporate by reference in this prospectus the following documents filed with the SEC pursuant to the Exchange Act:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended by the amendment thereto on Form 10-K/A filed on August 3, 2010;

•	our Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2010; and

•

our Current Reports on Form 8-K filed on January 15, 2010, March 8, 2010, April 7, 2010, April 16, 2010, May 4, 2010, May 14, 2010, May 20, 2010, June 11, 2010, June 17, 2010 and June 23, 2010 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is not deemed filed under the Exchange Act) subsequent to the date of this filing and prior to the termination of all offerings of securities pursuant to this prospectus, to be a part of this prospectus from the date of the filing of such document.

The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

USE OF PROCEEDS

We will use the net proceeds from sales of debt securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratios of earnings to fixed charges for Chesapeake on a historical basis:

	Three Months Ended March 31, 2010	Year Ended December 31,
		2009(2)		2008	2007	2006	2005
Ratio of earnings to fixed charges(1)	5.7x	(9.9	)x	1.6x	4.0x	7.0x	5.6x

(1)	For purposes of determining the ratios of earnings (loss) to fixed charges, earnings (loss) are defined as net income (loss) before income taxes, cumulative effect of accounting changes, interest expense, pretax gain or loss on investment in equity investees in excess of distributed earnings, amortization of capitalized interest and loan cost amortization. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and loan cost amortization.
(2)	The amount by which earnings were insufficient to cover fixed charges was approximately $9.726 billion for the year ended December 31, 2009.

DESCRIPTION OF CHESAPEAKE DEBT SECURITIES

Chesapeake Energy Corporation will issue the Debt Securities under an indenture dated as of August 2, 2010, among the Company, as issuer, the Subsidiary Guarantors, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as it may be amended or supplemented from time to time (the “Indenture”). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is only a summary of the material provisions of the Debt Securities and the Indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Debt Securities and the Indenture. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company,” “our” and “we” refer only to Chesapeake Energy Corporation and not to any of its subsidiaries.

General

The Indenture does not limit the amount of Debt Securities that may be issued thereunder. Debt Securities may be issued under the Indenture from time to time in separate series, each up to the aggregate amount authorized for such series. The Debt Securities will be general obligations of the Company and may be subordinated to Senior Indebtedness of the Company. See “—Subordination of Debt Securities.”

A prospectus supplement and a supplemental indenture (or a resolution of our Board of Directors and accompanying officers’ certificate) relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the dates on which the principal of the Debt Securities will be payable;

•	the rate at which the Debt Securities will bear interest and the interest payment dates for the Debt Securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate the Company to repurchase or otherwise redeem the Debt Securities;

•	whether the Debt Securities are entitled to the benefit of the Guarantee of the Subsidiary Guarantors;

•	the terms, if any, upon which the Debt Securities may be convertible into or exchanged for Capital Stock or other securities of the Company or any other obligor or issuer;

•	the portion of the principal amount which will be payable if the maturity of the Debt Securities is accelerated;

•	the currency or currency unit in which the Debt Securities will be paid, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	any changes to or additional Events of Default or covenants;

•	the subordination, if any, of the Debt Securities and any changes to the subordination provisions of the Indenture; and

•	any other terms of the Debt Securities not prohibited by the Indenture.

Guarantees

If provided for with respect to a series of Debt Securities, the payment obligations of the Company under the Debt Securities will be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. The Indenture provides that each Person that becomes a domestic Subsidiary after the Issue Date and that guarantees any other Indebtedness of the Company or a Subsidiary Guarantor in excess of a De Minimis Guaranteed Amount will guarantee the payment of the Debt Securities within 180 days after the later of (i) the date it becomes a domestic Subsidiary and (ii) the date it guarantees such other Indebtedness, provided that no guarantee shall be required if the Subsidiary merges into the Company or merges into an existing Subsidiary Guarantor and the surviving entity remains a Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

Subject to the next succeeding paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(1) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and any Debt Securities entitled to the benefits of a Subsidiary Guarantee pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, and

(2) immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between the Company and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the Capital Stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Guarantee of any Debt Securities entitled to the benefits of a Subsidiary Guarantee. Further, a Subsidiary Guarantor will be released and relieved from any obligations under its Guarantee of any Debt Securities entitled to the benefits of a Subsidiary Guarantee if it ceases to guarantee any other Indebtedness of the Company or any other Subsidiary Guarantor other than a De Minimis Guaranteed Amount.

Certain Covenants

Limitation on Liens Securing Funded Debt. Unless otherwise provided for a series of Debt Securities, the Company, for the benefit of each series of Debt Securities that is not designated as a series of Subordinated Debt Debt Securities (1) will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Funded Debt secured by any Liens (other than Permitted Liens) upon any of the properties of the Company or any Restricted Subsidiary and (2) will not, and will not permit any Subsidiary to, create, incur or assume any Funded Debt secured by any Liens (other than Permitted Liens) upon the Capital Stock of any Restricted Subsidiary or the Capital Stock of any Subsidiary that owns, directly or indirectly through ownership in another Subsidiary, the Capital Stock of any Restricted Subsidiary, unless (as to each of clauses (1) and (2)) the Debt Securities or the Guarantee (if any) of such Restricted Subsidiary, as applicable, (together with, if the Company shall so determine, any other Indebtedness or other obligation of the Company or such Restricted Subsidiary which is not subordinate in right of payment to the prior payment in full of the Debt Securities of any series) are equally and ratably secured for so long as such Funded Debt shall be so secured; provided, that if such Funded Debt is expressly subordinated to the Debt Securities of a series or a related Guarantee, if any, the Lien securing such Funded Debt will be subordinated and junior to the Lien securing such Debt Securities or such Guarantee. Notwithstanding the foregoing provisions, the Company or any Subsidiary may create, incur or assume Funded Debt secured by Liens which would otherwise be subject to the restrictions of such section, if the aggregate principal amount of such Funded Debt and all other Funded Debt of the Company and any Subsidiary theretofore created, incurred or assumed pursuant to the exception in this sentence and outstanding at such time does not exceed 15% of the Adjusted Consolidated Net Tangible Assets of the Company (the “Secured Debt Basket”).

Limitation on Sale/Leaseback Transactions. Unless otherwise provided for in respect of a series of Debt Securities, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than the Company or any other Subsidiary) unless:

(A) the Company or such Restricted Subsidiary would be entitled to incur Funded Debt secured by Liens in a principal amount equal to the Attributable Indebtedness (treated as if such Attributable Indebtedness were Funded Debt) with respect to such Sale/Leaseback Transaction in accordance with the covenant captioned “—Limitation on Liens Securing Funded Debt”; provided, however, that Attributable Indebtedness in respect of any Sale/Leaseback Transaction entered into pursuant to this clause (A) shall not count against the amount of Funded Debt permitted under the Secured Debt Basket for any other purpose, including when determining the amount available thereunder for future Sale/Leaseback Transactions or any Funded Debt transactions; or

(B) the Company or such Restricted Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value thereof (as determined in good faith by the Company) and such proceeds are applied in accordance with the following two paragraphs:

The Company may apply Net Available Proceeds from such Sale/Leaseback Transaction, within 365 days following the receipt of Net Available Proceeds from the Sale/Leaseback Transaction, to:

(1) the repayment of Indebtedness of the Company or a Restricted Subsidiary under Credit Facilities or other Senior Indebtedness, including any mandatory redemption or repurchase or make-whole redemption of the Existing Notes or the Debt Securities;

(2) make an Investment in assets used in the Oil and Gas Business; or

(3) develop by drilling the Company’s oil and gas reserves.

If, upon completion of the 365-day period, any portion of the Net Available Proceeds shall not have been applied by the Company as described in clauses (1), (2) or (3) in the immediately preceding paragraph and such remaining Net Available Proceeds, together with any remaining net cash proceeds from any prior Sale/Leaseback Transaction (such aggregate constituting “Excess Proceeds”), exceed $60 million, then the Company will be obligated to make an offer (the “Net Proceeds Offer”) to purchase the Debt Securities and any other Senior Indebtedness in respect of which such an offer to purchase is also required to be made concurrently with the Net Proceeds Offer having an aggregate principal amount equal to the Excess Proceeds (such purchase to be made on a pro rata basis if the amount available for such repurchase is less than the principal amount of the Debt Securities and other such Senior Indebtedness tendered in such Net Proceeds Offer) at a purchase price of 100% of the principal amount thereof plus accrued interest theron to the date of repurchase. Upon the completion of the Net Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Within 15 days after the Company becomes obligated to make a Net Proceeds Offer (a “Net Proceeds Offer Triggering Event”), the Company will mail or cause to be mailed to all Holders on the date of the Net Proceeds Offer Triggering Event a notice of the occurrence of such Net Proceeds Offer Triggering Event and of the Holders’ rights arising as a result thereof.

The Net Proceeds Offer will be deemed to have commenced upon mailing of the Offer Notice and will terminate 20 business days after its commencement, unless a longer offering period is required by law. Promptly after the termination of the offer, the Company will purchase and mail or deliver payment for all Debt Securities tendered in response to the offer.

On the payment date, the Company will, to the extent lawful, (a) accept for payment Debt Securities or portions thereof tendered pursuant to the Net Proceeds Offer, (b) deposit with the paying agent an amount equal to the payment in respect of all Debt Securities or portions thereof so tendered and (c) deliver to the Trustee the Debt Securities so accepted together with an officers’ certificate stating the Debt Securities or portions thereof tendered to the Company. The depositary, the Company or the paying agent will promptly mail or deliver to each Holder of Debt Securities so accepted payment in an amount equal to the purchase price for such Debt Securities, and the Trustee will promptly authenticate and mail or deliver to each Holder new Debt Securities equal in principal amount to any unpurchased portion of the Debt Securities surrendered, if any, provided that each such new Debt Securities will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other federal and state securities laws, rules and regulations which may then be applicable to any Net Proceeds Offer.

Limitations on Mergers and Consolidations. The Company will not consolidate or merge with or into any Person, or sell, convey, lease or otherwise dispose of all or substantially all of its assets to any Person, unless:

(1) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall be made (collectively, the “Successor”), is a corporation, limited liability company, general partnership or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia, or Canada or any province thereof, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company under the Indenture; provided, that unless the Successor is a corporation, a corporate co-issuer of the Debt Securities will be added to the Indenture by such supplemental indenture; and

(2) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

SEC Reports. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company, within 15 days after it files the same with the SEC, shall deliver to the Trustee copies of the annual reports and the information, documents and other reports (or copies of any such portions of any of the foregoing as the SEC may by rules and regulations prescribe) specified in Section 13 or 15(d) of the Exchange Act, provided that any such annual reports, information, documents or other reports filed with or furnished to the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed to be delivered to the Trustee as of the time such information, documents or reports are filed or furnished via EDGAR.

Certain Definitions

The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of capitalized terms used in this prospectus and not defined below.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” means, without duplication, as of the date of determination, (a) the sum of

(1) discounted future net revenue from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by petroleum engineers (which may include the Company’s internal engineers) in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to any acquisition consummated since the date of such year-end reserve report and (B) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (A) and (B), would, in accordance with standard industry practice, result in such increases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Subsidiaries produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Subsidiaries since the date of such year-end reserve report attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (C) and (D) would, in accordance with standard industry practice, result in such decreases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases may be estimated by the Company’s engineers,

(2) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements,

(3) the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements, and

(4) the greater of (A) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including Investments in unconsolidated Subsidiaries) of the Company and its Subsidiaries, as of a date no earlier than the date of the Company’s latest audited financial statements, minus (b) the sum of

(1) minority interests,

(2) any gas balancing liabilities of the Company and its Subsidiaries reflected as a long-term liability in the Company’s latest annual or quarterly financial statements,

(3) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company’s year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

(4) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production included in determining the discounted future net revenue specified in (a)(1) above (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto and

(5) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, ACNTA will continue to be calculated as if the Company were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board of Directors” means, with respect to any Person, the Board of Directors or other governing body of such Person or any committee thereof duly authorized to act on behalf of such Board of Directors or such other governing body.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, partnership or limited liability company interests or other equity securities (including, without limitation, beneficial interests in or other securities of a trust) and any and all warrants, options and rights with respect thereto (whether or not currently exercisable), including each class of common stock and preferred stock of such Person.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Company’s existing credit facility) or commercial paper facilities, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, renewed, refunded, replaced (whether contemporaneously or otherwise) or refinanced (in each case with Credit Facilities), supplemented or otherwise modified (in whole or in part and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $25 million.

“Debt Securities” means the Company’s debentures, notes, bonds or other evidence of indebtedness in one or more series.

“Depositary” means, unless otherwise specified by the Company with respect to any series of Debt Securities issuable or issued in whole or in part in the form of one or more Global Securities, The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Exchange Act or other applicable statute or regulations.

“Designated Senior Indebtedness” means any series or issue of Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $100 million.

“Dollar-Denominated Production Payments” mean production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC hereunder.

“Existing Notes” means the Company’s outstanding (a) 7.625% Senior Notes due 2013, (b) 7.00% Senior Notes due 2014, (c) 9.5% Senior Notes due 2015, (d) 6.625% Senior Notes due 2016, (e) 6.25% Euro-denominated Senior Notes due 2017, (f) 6.5% Senior Notes due 2017, (g) 6.25% Senior Notes due 2018, (h) 7.25% Senior Notes due 2018, (i) 6.875% Senior Notes due 2020, (j) 2.75% Contingent Convertible Senior Notes due 2035, (k) 2.500% Contingent Convertible Senior Notes due 2037 and (l) 2.25% Contingent Convertible Senior Notes due 2038.

“Funded Debt” means, with regard to any Person, all Indebtedness incurred, created, assumed or guaranteed by such Person, which matures, or is renewable by such Person to a date, more than one year after the date as of which Funded Debt is being determined.

“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.

“Global Security” means a Security in global form that evidences all or part of the Debt Securities of any series and registered in the name of the Depositary for such Debt Securities or a nominee thereof.

“Guarantee” means, individually and collectively, the guarantees given by the Subsidiary Guarantors pursuant to the Indenture.

“Holder” means the Person in whose name a Security is registered in the Register.

“Indebtedness” means, without duplication, with respect to any Person,

(a) all obligations of such Person, including those evidenced by bonds, notes, debentures or similar instruments, for the repayment of money borrowed (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(b) all liabilities of others of the kind described in the preceding clause (a) that such Person has guaranteed; and

(c) Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of

(1) the full amount of such obligations so secured and

(2) the fair market value of such asset, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a resolution of such Board.

Neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

“Investment” of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments or advances on a balance sheet of such Person prepared in accordance with GAAP.

“Issue Date” means, with respect to a series of Debt Securities, the date of original issuance of such series of Debt Securities.

“Lien” means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof or other similar agreement to sell, in each case securing obligations of such Person).

“Maturity” means, with respect to any series of Debt Securities, the date on which the principal of such series of Debt Securities or an installment of principal becomes due and payable as provided therein or by the Indenture, whether at the Maturity Date or by declaration of acceleration, call for redemption or otherwise.

“Maturity Date” means, with respect to a series of Debt Securities, the fixed date specified pursuant to the Indenture as to such series on which the principal of such Debt Securities becomes due and payable as provided therein or by the Indenture.

“Net Available Proceeds” means, with respect to any Sale/Leaseback Transaction of any Person, cash proceeds received (including any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and excluding any other consideration until such time as such consideration is converted into cash) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state or local taxes required to be accrued as a liability as a consequence of such Sale/Leaseback Transaction, and in each case net of all Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must, by its terms or in order to obtain a necessary consent to such Sale/Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale/Leaseback Transaction and which is actually so repaid.

“Net Working Capital” means (i) all current assets of the Company and its Subsidiaries, minus (ii) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness.

“Oil and Gas Business” means the business of the exploration for, and exploitation, development, production, processing, marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against price fluctuations of oil, gas or other commodities.

“Original Issue Discount Security” means any Security which provides for an amount less than the stated principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the Indenture.

“Permitted Liens” means

(1) With respect to a series of Debt Securities, Liens existing on the Issue Date of such series of Debt Securities;

(2) Liens securing Indebtedness under Credit Facilities;

(3) Liens securing any renewal, extension, substitution, refinancing or replacement of secured Indebtedness; provided, that such Liens extend to or cover only the property or assets then securing the Indebtedness being refinanced and that the Indebtedness being refinanced was not incurred under the Credit Facilities;

(4) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof;

(5) Liens upon (i) any property of or any interests in any Person existing at the time of acquisition of such property or interests by the Company or a Subsidiary, (ii) any property of or interests in a Person existing at the time such Person is merged or consolidated with the Company or any Subsidiary or existing at the time of the sale or transfer of any such property of or interests in such Person to the Company or any Subsidiary, or (iii) any property of or interests in a Person existing at the time such Person becomes a Subsidiary; provided, that in each case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, and provided further that in each such case no such Lien shall extend to or cover any property of the Company or any Subsidiary other than the property being acquired and improvements thereon;

(6) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business;

(7) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank;

(8) purchase money security interests granted in connection with the acquisition of assets in the ordinary course of business and consistent with past practices, provided, that (i) such Liens attach only to the property so acquired with the purchase money indebtedness secured thereby and (ii) such Liens secure only Indebtedness that is not in excess of 100% of the purchase price of such assets;

(9) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(10) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business;

(11) Liens securing obligations of the Company or any of its Subsidiaries under Oil and Gas Hedging Contracts;

(12) Liens in favor of the United States, any state thereof, any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Liens, including without limitation, Liens to secure Funded Debt of the pollution control or industrial revenue bond type; and

(13) Liens in favor of the Company or any Subsidiary Guarantor.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, estate, association, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any property interest in oil and gas reserves located in the United States owned by the Company or any Subsidiary and which is capable of producing crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances in paying quantities, the net book value of which property interest or interests exceeds two (2) percent of Adjusted Consolidated Net Tangible Assets, except any such property interest or interests that in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole.

Without limitation, the term “Principal Property” shall not include:

(1) property or assets employed in gathering, treating, processing, refining, transportation, distribution or marketing,

(2) accounts receivable and other obligations of any obligor under a contract for the sale, exploration, production, drilling, development, processing or transportation of crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances by the Company or any of its Subsidiaries, and all related rights of the Company or any of its Subsidiaries, and all guarantees, insurance, letters of credit and other agreements or arrangements of whatever character supporting or securing payment of such receivables or obligations, or

(3) the production or any proceeds from production of crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“Restricted Subsidiary” means any Subsidiary that, as of the applicable date of determination, (i) is a Subsidiary Guarantor or (ii) directly owns or leases any Principal Property.

“Sale/Leaseback Transaction” means with respect to the Company or any Restricted Subsidiary, any arrangement with any Person providing for the leasing by the Company or any of its Restricted Subsidiaries of any Principal Property which was acquired or placed into service more than one year prior to such arrangement, whereby such property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person; provided, that the term “Sale/Leaseback Transaction” shall not include any such arrangement that does not provide for a lease by the Company or any of its Restricted Subsidiaries with a period, including renewals, of more than three years. For the avoidance of doubt, a transaction primarily involving Dollar-Denominated Production Payments or Volumetric Production Payments shall not be deemed to be a Sale/Leaseback Transaction.

“Senior Indebtedness” means any Debt Securities (other than Subordinated Debt Securities) or other Indebtedness of the Company or a Subsidiary Guarantor (whether outstanding on the date of the Indenture or thereafter incurred), unless such Indebtedness is contractually subordinate or junior in right of payment of principal of, and any premium and interest on the Debt Securities of any Series or the Guarantees, respectively.

“Subsidiary” means any subsidiary of the Company. A “subsidiary” of any Person means

(1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person,

(2) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50 percent of the assets of such partnership upon its dissolution, or

(3) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the Board if Directors of such Person.

“Subsidiary Guarantor” means (i) each of the Subsidiaries that executes the Indenture as a subsidiary guarantor until such time as such Subsidiary shall no longer be a Subsidiary Guarantor pursuant to the Indenture; and (ii) each other Subsidiary that becomes a guarantor of the Debt Securities of any series in compliance with the provisions of the Indenture until such time as such Subsidiary shall no longer be a Subsidiary Guarantor pursuant to the Indenture.

“U.S. Government Securities” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof.

“U.S. Legal Tender” means such coin or currency of the United States as at the time of payment shall be legal tender for the payment of public and private debts.

“Volumetric Production Payments” mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of contingency) to vote in the election of members of the Board of Directors of such Person.

Events of Default

The following will be Events of Default with respect to the Debt Securities of any series:

(1) default by the Company or any Subsidiary Guarantor in the payment of principal of or any premium on the Debt Securities of such series when due and payable at Maturity;

(2) default by the Company or any Subsidiary Guarantor in the payment of any installment of interest on the Debt Securities of such series when due and payable and continuance of such default for 30 days;

(3) default on any other Indebtedness of the Company or any Subsidiary Guarantor if either

(A) such default results in the acceleration of the maturity of any such Indebtedness having a principal amount of $75.0 million or more individually or, taken together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, in the aggregate, or

(B) such default results from the failure to pay when due principal of any such Indebtedness, after giving effect to any applicable grace period (a “Payment Default”), having a principal amount of $75.0 million or more individually or, taken together with the principal amount of any other Indebtedness under which there has been a Payment Default, in the aggregate;

provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond any applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequent acceleration of the Debt Securities shall be rescinded, so long as any such rescission does not conflict with any judgment or decree or applicable provision of law;

(4) default in the performance, or breach of, any covenant or agreement of the Company or any Subsidiary Guarantor in the Indenture applicable to Debt Securities of such series and, in each such case, failure to remedy such default within a period of 60 days after written notice thereof from the Trustee or Holders of 25% of the principal amount of the Debt Securities of such series; provided, however, that the Company will have 90 days following such written notice to remedy or receive a waiver for any failure to comply with its obligations under the Indenture so long as the Company is attempting to remedy any such failure as promptly as reasonably practicable;

(5) the failure of a Guarantee by a Subsidiary Guarantor of the Debt Securities of such series to be in full force and effect, or the denial or disaffirmance by such entity thereof;

(6) certain events involving bankruptcy, insolvency or reorganization of the Company or any Subsidiary Guarantor of the Company; or

(7) any other Event of Default provided with regard to Debt Securities of a particular series in the terms thereof.

The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal of, or any premium or interest on, any Security of such series) if the Trustee considers it in the interest of the Holders of Debt Securities of such series to do so.

If an Event of Default occurs and is continuing with respect to the Debt Securities of a series, the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debt Securities of such series may declare the unpaid principal of (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof), and any premium and accrued but unpaid interest on, all the Debt Securities of such series then outstanding to be due and payable. Upon such a declaration, such principal (or other specified amount), and any premium and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company occurs and is continuing, the principal of, and any premium and interest on, all the Debt Securities of such series will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Debt Securities of a series with respect to which a declaration of acceleration has been made may rescind any such acceleration with respect to the Debt Securities of such series and its consequences.

No Holder of the Debt Securities of a series may pursue any remedy under the Indenture unless:

(1) the Trustee shall have received written notice of a continuing Event of Default with respect to such series,

(2) the Trustee shall have received a request from Holders of at least 25% in principal amount of the Debt Securities of such series to pursue such remedy,

(3) the Trustee shall have been offered indemnity reasonably satisfactory to it,

(4) the Trustee shall have failed to act for a period of 60 days after receipt of such notice, request and offer of indemnity and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Debt Securities of such series;

provided, however, such provision does not affect the right of a Holder of any Debt Securities to sue for enforcement of any overdue payment thereon.

The Holders of a majority in principal amount of the outstanding Debt Securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Trustee shall be under no obligation and may refuse to perform any duty or exercise any right, duty or power hereunder unless it receives indemnity reasonably satisfactory to it against any loss, liability, claim, damage or expense.

Modification and Waiver

Supplements and amendments to the Indenture or the Debt Securities of any series may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such amendment or supplement, considered together as a single class; provided that no such modification or amendment may, without the consent of each Holder affected thereby,

(1) reduce the percentage of principal amount of Debt Securities whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Debt Securities;

(2) reduce the rate or change the time for payment of interest, including default interest, if any, on the Debt Securities of any series;

(3) reduce the principal amount of any Security or change the Maturity Date of the Debt Securities of any series;

(4) reduce the amount payable upon redemption of any Security;

(5) adversely affect the conversion rights of any Security that is convertible in accordance with the applicable provisions of such Security;

(6) waive any Event of Default in the payment of principal of, any premium or interest on the Debt Securities of any series;

(7) make any Security payable in money other than that stated in such Security;

(8) impair the right of Holders of Debt Securities of any series to receive payment of the principal of and interest on Debt Securities on the respective due dates therefor and to institute suit for the enforcement of any such payment; or

(9) make any change in the percentage of principal amount of Debt Securities necessary to waive compliance with certain provisions of the Indenture.

Supplements and amendments of the Indenture or the Debt Securities of any series may be made by the Company, the Subsidiary Guarantors and the Trustee without the consent of any Holders in certain limited circumstances, including

(1) to cure any ambiguity, omission, defect or inconsistency; provided that such modification shall not adversely affect the Holders of any series in any material respect;

(2) to provide for the assumption of the obligations of the Company or any Subsidiary Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or such Subsidiary Guarantor;

(3) to add to, change or eliminate any of the provisions of the Indenture; provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding;

(4) to establish the forms or terms of the Debt Securities of any series issued under the Indenture;

(5) to evidence the acceptance or appointment by a separate Trustee or successor Trustee with respect to one or more series of Debt Securities or otherwise;

(6) in the case of any Debt Securities that are designated as Subordinated Debt Securities, to make any change that would limit or terminate the benefits available to any Holder of Senior Indebtedness (or Representatives therefor) under the Indenture;

(7) to reflect the addition or release of any Subsidiary Guarantor from its Guarantee of the Debt Securities, in the manner provided in the Indenture, or to secure any of the Debt Securities or the Guarantees;

(8) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(9) to provide for uncertificated Debt Securities in addition to certificated Debt Securities;

(10) to make provisions with respect to the conversion of Debt Securities of any series that are convertible in accordance with the terms of such Debt Securities; or

(11) to make any change that would provide any additional benefit to the Holders of such series or that does not adversely affect the rights of any Holder of such series in any material respect.

The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of a series may waive any past default under the Indenture, except a default in the payment of principal, or any premium or interest.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the Debt Securities of a series (“Legal Defeasance”). Such Legal Defeasance means that the Company and any Subsidiary Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Debt Securities of the applicable series and any Guarantees thereof, except for

(1) the rights of Holders of outstanding Debt Securities of such series to receive payments solely from the trust fund described in the following paragraph in respect of the principal of, and any premium and interest on such Debt Securities when such payments are due,

(2) the Company’s obligations with respect to such Debt Securities concerning the issuance of temporary Debt Securities, transfers and exchanges of the Debt Securities, replacement of mutilated,

destroyed, lost or stolen Debt Securities, the maintenance of an office or agency where the Debt Securities may be surrendered for transfer or exchange or presented for payment, and duties of paying agents and conversion agents,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants described under “—Certain Covenants” (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment) described under “—Events of Default” will no longer constitute an Event of Default. If we exercise our Legal Defeasance or Covenant Defeasance option, each Subsidiary Guarantor will be released from all its obligations under the Indenture and its Guarantee.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of Debt Securities of such series, cash in U.S. Legal Tender, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay

(A) the principal of, and any premium and interest on the outstanding Debt Securities of such series on each date on which such principal, and any premium and interest is due and payable or on any redemption date established pursuant to the Indenture and

(B) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and of such Debt Securities.

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that

(A) the Company has received from or there has been published by, the Internal Revenue Service a ruling or

(B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Debt Securities of the applicable series will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the Holders of the outstanding Debt Securities of the applicable series will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any other material agreement, other than the Indenture, or instrument to which the

Company is a party or by which the Company is bound, and if the Debt Securities of such series are subordinated pursuant to the Indenture, is not prohibited by the Indenture;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that the Company has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

Subordination of Debt Securities

Debt Securities of a series may be subordinated to our Senior Indebtedness (the Debt Securities of such series being referred to herein as the “Subordinated Debt Securities”). Subordinated Debt Securities and the Guarantee thereof will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all indebtedness of the Company and Subsidiary Guarantors that is designated as Senior Indebtedness with respect to the series.

The Holders of Senior Indebtedness of the Company will receive payment in full of the Senior Indebtedness before Holders of Subordinated Debt Securities will receive any payment of principal of, or any premium or interest with respect to the Subordinated Debt Securities:

(1) upon any payment of distribution of our assets of the Company or a Subsidiary Guarantor to its creditors;

(2) upon a total or partial liquidation or dissolution of the Company or a Subsidiary Guarantor; or

(3) in a bankruptcy, receivership or similar proceeding relating to the Company or its property or a Subsidiary Guarantor or its property.

Until the Senior Indebtedness is paid in full, any distribution to which Holders of Subordinated Debt Securities would otherwise be entitled will be made to the Holders of Senior Indebtedness, except that such Holders may receive securities representing Capital Stock of the Company and any Debt Securities of the company that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities.

If the Company does not pay the principal of, or any premium or interest on, Senior Indebtedness within any applicable grace period (including at Maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the Company may not:

(1) make any payments of principal, premium, if any, or interest with respect to Subordinated Debt Securities;

(2) make any deposit for the purpose of defeasance of the Subordinated Debt Securities; or

(3) repurchase, redeem or otherwise retire any Subordinated Debt Securities, except that in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, we may deliver Subordinated Debt Securities to the Trustee in satisfaction of our sinking fund obligation, unless, in either case,

(1) the default has been cured or waived and the declaration of acceleration has been rescinded;

(2) the Senior Indebtedness has been paid in full in cash; or

(3) the Company and the Trustee receive written notice approving the payment from the Representatives of each issue of Designated Senior Indebtedness of the Company.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the Maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the Representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period.

The Payment Blockage Period may be terminated before its expiration:

(1) by written notice from the Person or Persons who gave the Blockage Notice;

(2) by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

(3) if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the Holders of such Designated Senior Indebtedness or the Representative of such Holders shall have accelerated the Maturity of such Designated Senior Indebtedness, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days irrespective of the number of defaults with respect to any number of issues of Designated Senior Indebtedness during such period. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

If a Subsidiary Guarantor does not pay the principal of, or any premium or interest on, Senior Indebtedness of such Subsidiary Guarantor within any applicable grace period (including at Maturity), or any other default on Senior Indebtedness of such Subsidiary Guarantor occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the Company may not make a guarantee payment on Subordinated Debt Securities unless, in either case,

(1) the default has been cured or waived and the declaration of acceleration has been rescinded;

(2) the Senior Indebtedness has been paid in full in cash; or

(3) the Subsidiary Guarantor and the Trustee receive written notice approving the payment from the Representatives of each issue of Designated Senior Indebtedness of such Subsidiary Guarantor.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the Maturity of any Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the Subsidiary Guarantor may not make a guarantee payment on Subordinated Debt Securities for the Payment Blockage Period, as described above.

After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, Holders of the Subordinated Debt Securities shall be subrogated to the rights of Holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

By reason of the subordination, in the event of insolvency, our creditors who are Holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the Holders of the Subordinated Debt Securities.

Satisfaction and Discharge

The Company may discharge all its obligations under the Indenture with respect to Debt Securities of any series, other than its obligation to register the transfer of and exchange notes of that series, provided that it either:

(1) delivers all outstanding Debt Securities of that series to the Trustee for cancellation; or

(2) all such Debt Securities not so delivered for cancellation have either become due and payable or will become due and payable at their Maturity within one year or are called for redemption within one year, and in the case of this bullet point the Company has deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of such Debt Securities, including any premium and interest to the Maturity Date or applicable redemption date.

Governing Law

The Indenture provides that it and the Debt Securities and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Bank of New York Mellon Trust Company, N.A. will initially act as Trustee, paying agent and registrar for the Debt Securities. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our Debt Securities. Its address is 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602.

The Trustee is permitted to become an owner or pledgee of the Debt Securities and may otherwise deal with the Company or its Subsidiaries or Affiliates with the same rights it would have if it were not Trustee. If, however, the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after an Event of Default has occurred and is continuing, it must eliminate such conflict or resign.

In case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of such person’s own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the Holders of the Debt Securities, unless such Holders have offered the Trustee indemnity reasonably satisfactory to it.

Book Entry, Delivery and Form

Unless otherwise provided with respect to a series of Debt Securities, the Debt Securities of each series will be issued in the form of one or more global securities. The global securities will be deposited with, or on behalf of the Depositary, and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The Company expects that pursuant to procedures established by the Depositary, upon the issuance of the global securities, the Depositary will credit, on its book-entry registrations and transfer system, the aggregate principal amount of Debt Securities represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriter of the Debt Securities. Ownership of beneficial interests in the global securities will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interest) and such participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the Holder of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and Holder of the Debt Securities for all purposes of the Debt Securities and the Indenture. Except as set forth below, you will not be entitled to have the Debt Securities represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Debt Securities in definitive form and will not be considered to be the owner or Holder of any Debt Securities under the global securities. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the Holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company will make all payments on Debt Securities represented by the global securities registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the owner and Holder of the global securities.

The Company expects that the Depositary or its nominee, upon receipt of any payment in respect of the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate principal amount of the global securities as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interest in the global securities held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owning through such participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of the Depositary, it is under no obligations to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

LEGAL MATTERS

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of the issuance of the debt securities and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements and related financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2009, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc.; Data & Consulting Services, Division of Schlumberger Technology Corporation; Lee Keeling and Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

$2,300,000,000

$             % Senior Notes due 2016

$             % Senior Notes due 2021

$             % Senior Notes due 2023

PROSPECTUS SUPPLEMENT

March     , 2013

Joint Book-Running Managers

Morgan Stanley	Credit Suisse

Citigroup	Goldman, Sachs & Co.	Wells Fargo Securities